UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                      .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH

Unterföhring

Interim Consolidated Financial Statements and Management Discussion and Analysis for the Quarter and the Six Months Ended September 30, 2006

Kabel Deutschland GmbH

Table of Contents

Consolidated Balance Sheet as of September 30, 2006

Consolidated Income Statement for the Period from July 1 to September 30, 2006

Consolidated Income Statement for the Period from April 1 to September 30, 2006

Consolidated Statement of Cash Flows for the Period from April 1 to September 30, 2006

Changes in Consolidated Equity for the Period from April 1 to September 30, 2006

Changes in Consolidated Equity for the Period from April 1 to September 30, 2005

Selected Explanatory Notes to the Interim Consolidated Financial Statements as of September 30, 2006

Management Discussion and Analysis for the Period from July 1 to September 30, 2006 and from April 1 to September 30, 2006

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of September 30, 2006

	Note	September 30, 2006	March 31, 2006
		€	T€
Assets

Current Assets
Cash and Cash Equivalents		38,083,222.73	225,092
Trade Receivables	4.1	107,080,086.78	120,799
Receivables from Shareholders		0.00	351
Receivables from Affiliates		1,633,705.29	1,566
Receivables from Associates		442,359.90	590
Inventories	4.2	17,744,717.08	13,453
Receivables from Tax Authorities		4,036,735.38	1,473
Other Current Assets		7,479,186.54	14,111
Prepaid Expenses		24,266,294.15	19,081
Total current Assets		200,766,307.85	396,516

Non-current Assets
Intangible Assets	4.3	495,746,407.32	519,685
Property and Equipment		914,328,761.72	902,711
Equity Investments in Associates		6,089,985.95	5,562
Other Financial Assets		266,561.62	492
Deferred Tax Assets		401,267.64	396
Other Non-current Assets		421,541.00	603
Prepaid Expenses		6,446,049.37	0
Total non-current Assets		1,423,700,574.62	1,429,449

Total Assets		1,624,466,882.47	1,825,965

	Note	September 30, 2006	March 31, 2006
		€	T€
Equity and Liabilities

Current Liabilities
Current Financial Liabilities	4.4	20,847,358.71	97,473
Trade Payables		161,970,949.36	160,690
Liabilities to Affiliates		3,824,676.12	3,795
Liabilities to Associates		322,893.82	323
Other current Provisions		14,269,891.62	9,288
Liabilities due to Income Taxes		13,915,987.47	19,419
Deferred Income		144,089,361.00	246,744
Other current Liabilities		43,687,107.86	69,499
Total current Liabilities		402,928,225.96	607,231

Non-current Liabilities
Senior Notes	4.4	695,074,424.67	715,771
Non-current Financial Liabilities	4.4	1,205,626,431.43	1,174,886
Deferred Tax Liabilities		63,208,811.07	49,951
Provisions for Pension	4.5	22,178,207.55	19,798
Other non-current Provisions	4.6	20,633,239.20	20,212
Other non-current Liabilities		43,710,148.32	47,515
Total non-current Liabilities		2,050,431,262.24	2,028,133

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		40,840,010.96	40,840
Cash Flow Hedge Reserve		-4,061,697.76	-9,029
Accumulated Deficit		-866,695,918.93	-842,235
Total Equity (Deficit)		-828,892,605.73	-809,399

Total Equity and Liabilities		1,624,466,882.47	1,825,965

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

a

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement

for the Period from July 1, 2006 to September 30, 2006

		Jul. 1, 2006 - Sept. 30, 2006	Jul. 1, 2005 - Sept. 30, 2005
		€	T€

Revenues	3.1	274,211,959.82	249,719

Cost of Services Rendered thereof depreciation/amortization € 32.200 thousand (prior period € 28.047 thousand)		-145,583,128.82	-115,305

Other Operating Income		2,564,841.14	2,257

Selling Expenses thereof depreciation/amortization € 24.505 thousand (prior period € 21.938 thousand)		-72,250,217.74	-57,290

General and Administrative Expenses thereof depreciation/amortization € 4.116 thousand (prior period € 3.507 thousand)		-27,700,873.96	-25,667

Profit from Ordinary Activities		31,242,580.44	53,714

Interest Income		408,291.85	449

Interest Expense		-39,907,492.88	-43,233

Appreciation on Investments and other Securities		0.00	-132

Income from Associates		194,038.80	104

Profit/Loss before Taxes		-8,062,581.79	10,902

Taxes on Income		-609,995.23	-10,154

Net profit/Net loss for the period		-8,672,577.02	748

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

b

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement

for the Period from April 1, 2006 to September 30, 2006

		Apr. 1, 2006 - Sept. 30, 2006	Apr. 1, 2005 - Sept. 30, 2005
		€	T€

Revenues	3.1	539,880,530.69	500,807

Cost of Services Rendered thereof depreciation/amortitzation € 63.208 thousand (prior period € 56.395 thousand)		-280,229,509.11	-233,126

Other Operating Income		4,737,518.50	4,791

Selling Expenses thereof depreciation/amortization € 46.924 thousand (prior period € 43.572 thousand)		-144,421,803.25	-119,799

General and Administrative Expenses thereof depreciation/amortization € 8.050 thousand (prior period € 6.716 thousand)		-54,169,417.26	-45,848

Profit from Ordinary Activities		65,797,319.57	106,825

Interest Income		1,295,529.62	1,070

Interest Expense		-82,443,907.17	-87,330

Appreciation on Investments and other Securities		265,356.66	118

Income from Associates		715,641.77	466

Profit/Loss before Taxes		-14,370,059.55	21,149

Taxes on Income		-10,090,941.55	-11,541

Net profit/Net loss for the period		-24,461,001.10	9,608

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the period from April 1, 2006 to September 30, 2006

		April 1, 2006 -	April 1, 2005 -
	Note	September 30, 2006	September 30, 2005
		T€	T€
1. Cash flows from operating activities
Net loss		-24,461	9,608
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		10,091	11,541
Interest expense		82,444	87,330
Interest income		-1,295	-1,070
Depreciation and amortization on fixed assets		118,182	106,683
Appreciation on investments and other securities		-265	-118
Gain on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		242	220
Income from associates		-716	-466
Compensation expense relating to share-based payments		-1,507	1,912
		182,715	215,640
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		-4,292	52
Increase (-) / decrease (+) of trade receivables		13,719	20,775
Increase (-) / decrease (+) of other assets		-1,821	10,554
Increase (+) / decrease (-) of trade payables		989	-4,246
Increase (+) / decrease (-) of other provisions		4,959	-3,858
Increase (+) / decrease (-) of deferred income		-102,655	-94,545
Increase (+) / decrease (-) of provisions for pensions		1,787	1,209
Increase (+) / decrease (-) of other liabilities		-26,986	2,110
Cash provided by operations		68,415	147,691

Income taxes paid (-) / received (+)		-7,245	2,768
Net cash from operating activities		61,170	150,459

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		71	74
Cash paid for investments in intangible assets		-28,884	-8,850
Cash paid for investments in property and equipment		-75,102	-35,602
Cash paid for acquisitions	1.3.2	-1,964	-2,058
Cash paid for investments in financial assets		0	-9
Interest received		1,163	1,070
Dividends received from associates		188	766
Net cash used in investing activities		-104,528	-44,609

3. Cash flows from financing activities
Cash received from non-current financial liabilities		1,190,000	0
Cash repayments of non-current financial liabilities		-1,150,000	0
Cash received from current financial liabilities		0	0
Cash repayments of current financial liabilities		-75,848	-652
Cash payments for reduction of finance lease liabilities		-2,784	-2,200
Interest and transaction costs paid		-105,284	-78,490
Net cash used in financing activities		-143,916	-81,342

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-187,274	24,508
Appreciation on investments and other securities		265	118
Cash and cash equivalents at the beginning of the period		225,092	132,757
Cash and cash equivalents at the end of the period		38,083	157,383

Additional Information
Investments relating to capital lease		0	0
Other non cash investments		0	0

The accompanying notes to this cash flow statement form an integral part to these interim consolidated financial statements.

d

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2006 to September 30, 2006

	Subscribed	Capital	Cash flow	Accumulated	Equity
	capital	reserve	hedge reserve	deficit	(Deficit)
	€	€	€	€	€
Balance as of April 1, 2006	1,025,000.00	40,840,010.96	-9,028,585.54	-842,234,917.83	-809,398,492.41

Changes in fair value of hedging instruments (net of tax)	0.00	0.00	4,966,887.78	0.00	4,966,887.78

Net loss of the period	0.00	0.00	0.00	-24,461,001.10	-24,461,001.10

Balance as of September 30, 2006	1,025,000.00	40,840,010.96	-4,061,697.76	-866,695,918.93	-828,892,605.73

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

e

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2005 to September 30, 2005

	Subscribed	Capital	Cash flow	Accumulated	Equity
	capital	reserve	hedge reserve	deficit	(Deficit)
	€	€	€	€	€
Balance as of April 1, 2005	1,025,000.00	35,890,000.00	-26,314,210.91	-765,416,898.00	-754,816,108.91

Changes in fair value of hedging instruments (net of tax)	0.00	0.00	818,682.08	0.00	818,682.08

Net loss of the period	0.00	0.00	0.00	9,607,696.26	9,607,696.26

Balance as of September 30, 2005	1,025,000.00	35,890,000.00	-25,495,528.83	-755,809,201.74	-744,389,730.57

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

f

Selected Explanatory

Notes to the Interim Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of September 30, 2006

1. General Information

Kabel Deutschland GmbH (together with its subsidiaries “KDG” or “Company”) has prepared interim consolidated financial statements in accordance with IAS 34.

All standards that were applied for the consolidated financial statements for the fiscal year ended March 31, 2006 were applied for the interim consolidated financial statements for the quarter and six months ended September 30, 2006 as required by IAS 34. These interim consolidated financial statements are not a complete set of financial statements in accordance with IAS 1. The notes disclosed are selected explanatory notes and, therefore, not in full compliance with IAS 1. These interim financials should be read in conjunction with KDG’s annual report for the fiscal year ended March 31, 2006 which can be found on our website (www.kabeldeutschland.com).

The amounts in the interim consolidated financial statements are prepared in Euros (“€”) except where otherwise stated. All amounts in the notes to the interim consolidated financial statements are shown in thousands of Euros (“T€”).

2. Accounting and Valuation Methods

With respect to the interim consolidated financials statements for the quarter and six months ended September 30, 2006, consistent accounting and valuation methods compared to the consolidated audited financial statements as of March 31, 2006 were applied. Beginning April 1, 2006, the Company modified the business conditions with respect to the minimum duration of customer contracts. The minimum duration depends on the type of products offered by the Company. Due to this modification, the Company began to capitalize the related sales commissions of its sales agents and the costs of call center representatives  based on future contractual revenue streams. The amortization period of these amounts is 8.5 years or equal to the average life of a digital access customer relationship and the fixed term period of the digital pay TV and HSI customer contracts, which are typically between 12 and 24 months. Amortization is calculated based on the straight-line method. For the quarter ended September 30, 2006, sales commissions in an amount of T€ 3,822 were capitalized. The amortization of sales commissions was T€ 1,700 for the quarter ended September 30, 2006. For the six months ended September 30, 2006, sales commissions in an amount of T€  8,889 were capitalized. The amortization of sales commissions was T€ 1,870 for the six months ended September 30, 2006.

3. Notes to the Income Statement

3.1 Revenues

Revenues were only generated in Germany and were centered in the following core business activities:

	July 1, 2006 - Sept. 30, 2006	July 1, 2005 - Sept. 30, 2005
	T€	T€

Analog television subscription fees and services	231,393	225,468
Digital pay television subscription fees, goods and services	23,149	17,189
High Speed Internet subscription fees and services	5,584	1,128
Phone subscription fees and services	7,063	81
TKS and other revenues	7,023	5,853
Total Revenues	274,212	249,719

	Apr. 1, 2006 - Sept. 30, 2006	Apr. 1, 2005 - Sept. 30, 2005
	T€	T€

Analog television subscription fees and services	460,849	453,419
Digital pay television subscription fees, goods and services	44,977	32,879
High Speed Internet subscription fees and services	9,818	2,168
Phone subscription fees and services	11,874	98
TKS and other revenues	12,363	12,243
Total Revenues	539,881	500,807

4. Notes to the Balance Sheet

4.1 Receivables

	September 30, 2006	March 31, 2006
	T€	T€

Gross trade receivables	159,659	160,630
Bad debt allowance	-52,579	-39,831
Trade receivables	107,080	120,799

Receivables from shareholders	0	351
Receivables from affiliates	1,634	1,566
Receivables from associates	442	590
	2,076	2,507

The Company recorded net bad debt expenses of approximately T€ 1,139 during the quarter ended September 30, 2006 compared to net bad debt recoveries of T€ 714 in the quarter ended September 30, 2005 and net bad debt expenses of T€ 5,482 for six months ended September 30, 2006 compared to T€ 4,331 for six months ended September 30, 2005.

4.2 Inventories

	September 30, 2006	March 31, 2006
	T€	T€

Raw materials, consumables and supplies	2,155	2,409
Work in process	28	71
Finished goods and merchandise	15,562	10,973
	17,745	13,453

For the quarter ended September 30, 2006, the inventory write off related to obsolete inventory decreased by T€ 14 compared to T€ 28 in the quarter ended September 30, 2005 and T€ 34 for six months ended September 30, 2006 compared to T€ 53 for six months ended September 30, 2005.

4.3 Intangible Assets/ Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedule of fixed assets in Appendixes 1 and 2 to these notes.

4.4 Financial Liabilities (current and non-current) and 2014 Senior Notes

Senior Credit Facility

On March 29, 2004 the Company entered into a T€ 2,600,000 senior credit facility to provide the funds to refinance existing indebtedness, to provide the necessary funds for a T€ 118,375 distribution to the Company`s shareholder, to grant a loan to Cable Holding S.à r.l., Luxemburg (“LuxCo”) of T€ 149,975 and to provide the vast majority of the funds required to acquire three regional cable television operators. The senior credit facility was reduced by T€ 1,180,000 at the termination of the sale and purchase agreements relating to the acquisitions in September 2004.

On May 12, 2006, KDG entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (Facility A) and a T€ 200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. At closing Facility A was fully drawn and the proceeds (T€ 1,150,000) coupled with available cash (T€ 75,848) were used to repay and cancel the existing bank facility.

Facility B may be borrowed, repaid and re-borrowed through one month prior to the final maturity date. Borrowings under the Facility B may be used for the purpose of repaying the existing bank facility and for general corporate purposes of the group. On July 3, 2006 T€ 40,000 were borrowed under Facility B.

Interest rates on the Senior Credit Facility are based on one, two, three or six month EURIBOR plus a margin.

The margin on the Senior Credit Facility is 2.00 percent until the first anniversary of the Senior Credit Facility. Thereafter, the margin is based on the ratio of Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement ) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

For each undrawn and uncancelled amount of Facility B, KDVS pays an annual commitment fee of 0.625 per cent.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

•                  EBITDA to Net Interest                                         1.75 x – 3.00 x

•                  Senior Net Debt to EBITDA                                  4.00 x – 2.00 x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) 50 per cent of the proceeds received from the sale of shares on the public market (if consolidated senior total net borrowings to consolidated EBITDA is greater than or equal 2:1).

At September 30, 2006, T€ 1,150,000 was outstanding under Facility A at an interest rate of approximately 5.3760%. As of September 30, 2006, T€ 40,000 was outstanding under Facility B at an interest rate of approximately 5.2420%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks. Hedge accounting will be continued with respect to the Senior Credit Facility.

Senior Notes

On July 2, 2004, KDG GmbH issued approximately T€ 755,553 of Senior Notes due 2014 (“2014 Senior Notes”) wich are dollar denominated in the amount of TUSD 610,000 and euro denominated in the amount of T€ 250,000.

Currency risk relating to the US dollar-denominated principal and interest payments required by the 2014 Senior Notes are hedged with currency swaps through the first call date of July 1, 2009.

Current

	September 30, 2006	March 31, 2006
	T€	T€

Current financial liabilities	20,847	97,473

For the interim consolidated financial statements ended September 30, 2006, KDG had current financial liabilities primarily related to accrued interest on the 2014 Senior Notes (T€ 19,616).

Non-current

	September 30, 2006	March 31, 2006
	T€	T€

2014 Senior Notes	695,074	715,771

	September 30, 2006	March 31, 2006
	T€	T€

Senior Credit Facility, Facility A	1,125,531	1,147,822
Senior Credit Facility, Facility B	40,000	0
Swap	40,095	27,064
	1,205,626	1,174,886

The balance of the 2014 Senior Notes recorded in the financial statements was comprised of the following:

	September 30, 2006	March 31, 2006
	T€	T€

Amount payable	755,553	755,553
Financing and transaction	-42,587	-42,587
Accretion of financing fees	5,828	4,392
Exchange rate effect	-23,720	-1,587
	695,074	715,771

The balance of the refinanced Senior Credit Facility as of March 31, 2006 and the new Senior Credit Facility as of September 30, 2006 recorded in the financial statements was comprised of the following:

	September 30, 2006	March 31, 2006
	T€	T€

Amount payable	1,190,000	1,225,848
Financing and transaction costs, Facility A	-25,932	-85,733
Accretion of financing fees, Facility A	1,463	83,411
	1,165,531	1,223,526
Thereof current	0	75,704
Thereof non-current	1,165,531	1,147,822

The financing and transaction costs related to Facility B are shown under non-current prepaid expenses in the amount of T€ 3,449 and under current prepaid expenses in the amount of T€ 767.

4.5 Provisions for Pension

Change in net pension liability recognized in the consolidated balance sheet

	September 30, 2006	March 31, 2006
	T€	T€

Net liability (opening balance)	19,798	17,579
Expenses recognized in the consolidated income statement	2,380	3,450
Benefits paid	0	-181
Transfers to DTAG*	0	-1,050
Net liability (ending balance)	22,178	19,798

An estimation of pension provisions for the quarter ended September 30, 2006 was performed by the Company based on an actuarial pension appraisal as of July 28, 2006.

*  Deutsche Telekom AG

Pension expenses recognized in the consolidated income statement

	July l, 2006 – Sept. 30, 2006	July 1, 2005 – Sept. 30, 2005
	T€	T€

Current service cost	762	602
Interest expense	302	244
Recognized actuarial losses	43	2
Total pension expenses	1,107	848

	Apr. l, 2006 – Sept. 30, 2006	Apr. 1, 2005 – Sept. 30, 2005
	T€	T€

Current service cost	1,651	1,205
Interest expense	593	488
Recognized actuarial losses	136	4
Total pension expenses	2,380	1,697

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

Pension expense is allocated to the following items of the consolidated income statement:

	July 1, 2006 – Sept. 30, 2006	July 1, 2005 – Sept. 30, 2005
	T€	T€

Cost of services rendered	178	317
Selling expenses	367	169
General and administrative expenses	260	118
Interest expense	302	244
Total pension expenses	1,107	848

	Apr. 1, 2006 – Sept. 30, 2006	Apr. 1, 2005 – Sept. 30, 2005
	T€	T€

Cost of services rendered	523	634
Selling expenses	703	340
General and administrative expenses	561	235
Interest expense	593	488
Total pension expenses	2,380	1,697

4.6 Other Provisions (current and non-current)

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of Sept. 30, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	249	22	0	11	0	238
Asset retirement obligations	19,964	13	0	0	444	20,395
Restructuring	6,439	365	0	3,152	0	9,226
Legal fees and litigation costs	1,807	2	20	680	0	2,465
Other	1,041	0	0	1,538	0	2,579
Total other provisions	29,500	402	20	5,381	444	34,903

Other provisions can be segregated into current obligations (T€ 14,270) and non-current obligations (T€ 20,633).

Based on the finalization of the negotiations related to the restructuring of the regional technical, marketing and sales departments the restructuring accrual which was initially established in the fiscal year ended March 31, 2006 has been increased by T€ 2,154 to T€ 8,194. In addition an accrual related to the centralization of certain IT departments in the amount of T€ 998 was established.

5. Other Notes

5.1 Other Financial Obligations and Contingencies

Financial obligations as of September 30, 2006 and March 31, 2006 include obligations under SLA`s* and are calculated based on KDG’s earliest possible termination date as follows:

Type of liability

in T€

	September 30, 2006				March 31, 2006
		Due				Due
	Due	between			Due	between
	up to 1 year	1 and 5 years	more than 5 years	Total	up to 1 year	1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	213,749	211,677	25,760	451,186	206,980	272,378	24,591	503,949
2. License, rental and operating lease commitments	43,715	72,319	19,778	135,812	62,050	79,605	26,246	167,901
3. Other	22,701	37,390	2,106	62,197	22,152	45,234	2,293	69,679

Total	280,165	321,386	47,644	649,195	291,182	397,217	53,130	741,529

The lease expenses for cable duct space are T€ 25,834 for the quarter ended September 30, 2006 compared to T€ 25,815 for the quarter ended September 30, 2005 and cable duct expenses were T€ 51,713 for six months ended September 30, 2006 compared to T€ 51,868 for six months ended September 30, 2005. While the Company can cancel these agreements at its option after December 31, 2007, the Company currently intends to utilize the cable ducts to run its business for the foreseeable future. As of September 30, 2006 and March 31, 2006, the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,271,832 and T€ 2,323,465, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended September 30, 2006, leasing expenses were T€ 43,956 compared to T€ 42,299 for the quarter ended September 30, 2005 and leasing expenses were T€ 88,140 for the six months ended September 30, 2006 compared to T€ 85,103 for the six months ended September 30, 2005.

5.2 Share-Based Payments

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the partnership adjusted the number of interests and options to reflect this change which resulted in the issue of additional interests and options to the holders of the Management Equity Program (“MEP”).

*  Service Level Agreements

At the same time, the strike price for the options was adjusted by the same proportion.

In addition, at April 19, 2006, Cayman Cable Holding L.P. granted the holders of interests and options an additional year vesting.

5.3 Subsequent Events

Restructuring

The Company is in process of negotiating a new restructuring with the works council.

Changes in the board of Directors

On November 6, 2006, the supervisory board appointed Mr. Herbert R. Hribar as new Chief Operating Officer.

6. Segment Reporting

Segment information by business segment is as following:

	Access		TV and Radio		High-Speed Internet		TKS		Other		Total Group
	T€		T€		T€		T€		T€		T€
	July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30		July 1 - Sept. 30
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	213,479	209,364	40,982	33,146	12,647	1,209	7,104	6,000	0	0	274,212	249,719
Profit or loss from ordinary activities	66,284	76,045	2,600	5,475	-8,854	-3,303	1,236	21	-30,023	-24,525	31,243	53,713
Depreciation and amortization	-50,478	-47,373	-3,019	-1,999	-2,575	-282	-294	-359	-4,455	-3,479	-60,821	-53,492
Additions fixed assets	12,629	12,745	1,897	505	27,946	8,908	950	119	13,264	4,473	56,686	26,750

	Access		TV and Radio		High-Speed Internet		TKS		Other		Total Group
	T€		T€		T€		T€		T€		T€
	Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30		Apr. 1 - Sept. 30
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	424,200	420,007	80,900	66,202	21,692	2,266	13,089	12,332	0	0	539,881	500,807
Profit or loss from ordinary activities	134,408	149,991	8,469	5,505	-21,665	-5,169	2,178	1,241	-57,593	-44,743	65,797	106,825
Depreciation and amortization	-99,862	-94,871	-5,280	-3,922	-3,662	-553	-674	-750	-8,704	-6,587	-118,182	-106,683
Additions fixed assets	25,581	22,928	6,971	840	48,102	11,060	1,018	341	24,279	11,350	105,951	46,519

7. Reconciliation to U.S. GAAP

The interim consolidated financial statements of KDG GmbH have been prepared in accordance with International Financial Reporting Standards (IFRS), adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of September 30, 2006 would not have any impact on the consolidated financial statements of KDG GmbH. IFRS differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the six months ending September 30, 2006 and 2005 as well as equity as of September 30, 2006 and March 31, 2006 to the extent described below. Reconciling items are presented gross of income taxes. Related tax adjustments are presented separately in item (8).

Reconciliation of net (loss) income from IFRS to U.S. GAAP

for the six months ending

in T€	Note	September 30, 2006	September 30, 2005

Net (loss) income in accordance with IFRS		-24,461	9,608

Business combination	(1)	-67	896

Asset retirement obligations	(2)	-157	-540

Retirement benefits	(3)	7	4

Financing fees	(4)	-47,238	596

Restructuring	(5)	998	-6

Intangible assets	(6)	110	110

Subscriber Acquisition Costs	(7)	-823	0

Income taxes	(8)	11,095	-452

Net (loss) income in accordance with U.S. GAAP		-60,536	10,216

Reconciliation of Equity from IFRS to U.S. GAAP as of

in T€	Note	September 30, 2006	March 31, 2006

Equity in accordance with IFRS		-828,893	-809,399

Business combination	(1)	22,716	22,783

Asset retirement obligations	(2)	-1,028	-871

Retirement benefits	(3)	-6,131	-6,138

Financing fees	(4)	0	47,238

Restructuring	(5)	998	0

Intangible assets	(6)	-553	-663

Subscriber Acquisition Costs	(7)	-823	0

Income taxes	(8)	-1,970	-13,065

Equity in accordance with U.S. GAAP		-815,684	-760,115

(1) Business combination

The consolidated financial statements of KDG were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted for in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The adjustments relate to the acquisition of the cable businesses of Deutsche Telekom AG (“DTAG”) in March 2003.

The acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€ 1,788,596 under U.S. GAAP.

Under IFRS, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value. However, in accordance with German GAAP, the amounts of fair value adjustments are limited by the acquisition cost. This effectively reduced the amount allocated to customer lists under IFRS at the acquisition date by the excess of the fair values of the acquired net assets over the acquisition cost.

Based on a third party valuation, under U.S. GAAP the purchase price was allocated to acquired tangible and identifiable intangible assets acquired and liabilities assumed, including certain liabilities for restructuring. The fair value of the acquired net assets exceeded the acquisition costs, and this excess of T€ 280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licences, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€ 201,884. The amount allocated to property and equipment was reduced by a total of T€ 226,872, which included T€ 222,251 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of September 30, 2006 and March 31, 2006:

U.S. GAAP Reconciling Adjustment to Equity

in T€	September 30, 2006	March 31, 2006

U.S. GAAP adjustments to IFRS assets, increase (decrease)

Customer list	116,135	127,867
Software and licenses	0	0
Technical equipment	-100,282	-111,538
Other equipment, furniture and fixtures	-525	-1,108
Equity investments in associates	7,328	7,328

U.S. GAAP adjustments to IFRS liabilities, decrease (increase)

Termination and relocation benefits	60	234

Equity adjustment between U.S. GAAP and IFRS	22,716	22,783

The following table quantifies the differences in amortization expense for the acquired customer list and other identifiable intangible assets, as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the six months ending September 30, 2006 and 2005:

U.S. GAAP Reconciling Adjustment to Net loss for the six months ending

in T€	September 30, 2006	September 30, 2005

U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense, decrease (increase)

Customer list	-11,732	-11,732
Software and licenses	0	962
Technical equipment	11,256	11,256
Other equipment, furniture and fixtures	583	583
Compensation expense	-174	-173

Decrease to U.S. GAAP expense	-67	896

Assumed restructuring liabilities

In connection with the acquisition of the cable business of DTAG, KDG GmbH announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments. The plan included the termination of 225 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”, provides guidance for the accounting under U.S. GAAP for restructuring costs in connection with the restructuring of an acquired entity in a business combination. In accordance with EITF 95-3, the termination benefits and relocation costs which met certain specified criteria were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of September 30, 2006 substantially all of the terminations accrued for under the initial restructuring plan had already occurred.

With respect to the relocation benefits, two types of benefits were offered by KDG. The first type involved a one-time relocation payment not conditional on continuing employment. These payments have been included in the cost of the acquired company in accordance with EITF 95-3. The second type represented payments to be made to certain employees on an on-going basis, which are recognized as incurred rather than recognized as a cost of the acquisition.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for one-time relocation benefits was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of March 31, 2006. Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the six months ending September 30, 2006 and 2005, which were charged against the liability under U.S. GAAP.

In December 2004, KDG revised the estimates of employee termination costs. The number of employees expected to be terminated increased. As this change occurred after one year from the acquisition date, U.S. GAAP expenses were increased by T€ 2,343 in the year ending March 31, 2005. The revision also included a reduction in the termination cost per employee. Since the costs ultimately incurred related to the original restructuring plan were less than the amount recorded as a liability assumed in the business combination, under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by T€ 3,388 against the acquired assets.

A certain number of employees that were affected by the restructuring program had an individual right to return to their former employer Deutsche Telekom AG (“DTAG”). For these employees DTAG and KDG agreed on a contractual penalty fee of T€ 1,425 if a certain percentage of these employees were terminated and returned to DTAG. As of May 2005 the Company offered contracts that exclude the returning right. Since 95% of all eligible employees accepted the revised agreement by September 2005, the penalty threshold was not reached and as a result the provision was reversed.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

in T€	U.S. GAAP	IFRS*	Diff.

Balance of the liability as of March 31, 2004	10,000	9,487	513

Costs paid and charged against the liability in the year ending March 31, 2005	-4,734	-7,029	2,295

Reversal of restructuring liability under U.S. GAAP	-3,388	0	-3,388

Balance of the liability as of March 31, 2005	1,878	2,458	-580

Costs paid and charged against the liability in the year ending March 31, 2006	-453	-799	346

Reversal of restructuring liability under U.S. GAAP	-1,425	-1,425	0

Balance of the liability as of March 31, 2006	0	234	-234

Costs paid and charged against the liability in the year ending September 30, 2006	0	-174	174

Balance of the liability as of September 30, 2006	0	60	-60

* IFRS values are presented without costs for bonuses which are not considered in the purchase price allocation. These costs for bonuses amounted to T€ 0 and T€ 6 as of September 30, 2006 and 2005, respectively.

As of September 30, 2006 and March 31, 2006, the difference between the liability under U.S. GAAP and IFRS (T€ 60 and T€ 234) consisted of the remaining provision under IFRS since this amount was already recognized in the adjustments to reverse the liability based on the new estimates of employee termination costs under U.S. GAAP as of March 31, 2005.

See item (5) below for additional adjustments related to other restructuring activities connected with the acquisition of the cable businesses of DTAG.

(2) Asset retirement obligations

KDG has incurred asset retirement obligations (ARO) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations are recognized in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the related asset retirement costs. The statement requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it is incurred and to record a corresponding increase to the carrying amount of the related long-lived asset. The capitalized asset retirement costs are depreciated over the life of the asset. The liability is adjusted each period to reflect the passage of time (accretion expense) and changes in the estimated cash flows. Upon settlement of the liability, a gain or loss is recorded.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at September 30, 2006 and March 31, 2006 are as follows:

in T€	September 30, 2006	March 31, 2006

Net asset capitalized under U.S. GAAP	8,255	8,866

Net asset capitalized under IFRS	10,741	11,484

Difference in assets under U.S. GAAP	-2,486	-2,618

Retirement obligation under U.S. GAAP	18,944	18,217

Retirement obligation under IFRS	20,402	19,964

Difference in net liabilities under U.S. GAAP	-1,458	-1,747

Equity adjustment under U.S. GAAP	-1,028	-871

The difference between the components of ARO’s between U.S. GAAP and IFRS consists of the following for the six months ending September 30, 2006 and 2005, respectively:

in T€	September 30, 2006	September 30, 2005

U.S. GAAP

Depreciation expense	611	611

Accretion expense	727	696

Total U. S. GAAP expense	1,338	1,307

IFRS

Depreciation expense	744	613

Accretion expense	438	427

Total IFRS expense	1,182	1,040

U.S. GAAP adjustment due to settlement of obligations	1	273

Difference	-157	-540

The changes in the liability for asset retirement obligations for the six months ending September 30, 2006 and 2005 under U.S. GAAP are as follows:

in T€	September 30, 2006	September 30, 2005

Liability at the beginning of the period	18,217	17,841

Accretion expense	727	696

Asset retirement obligations settled	1	0

Liability at the end of the period	18,945	18,537

(3) Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and disclosures are presented in accordance with SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

In accordance with SFAS No. 87 and SFAS No. 141, a liability for the projected benefit obligation of the acquired pension plans, which were unfunded, was recorded as of the acquisition date of the cable businesses of DTAG. Under IFRS, a liability was recorded for the defined benefit obligation. As of the acquisition date there were no differences in the pension liabilities recorded under U.S. GAAP and IFRS.

Presented below are the disclosures required by U.S. GAAP that are different from those provided under IFRS. The difference in the balance sheet and income statement amounts are primarily attributable to recognition in accordance with SFAS No. 87 of additional minimum liabilities, and also differences in the timing of recognition of prior service costs.

The underlying actuarial assumptions (discount rate, future salary increases, future pension increases, staff turnover) for U.S. GAAP are the same as those used for IFRS. The measurement date for all plans is March 31.

The components of net periodic pension cost are as follows for the six months ending:

in T€	September 30, 2006	September 30, 2005

Service cost	1,651	1,204

Interest cost	593	510

Amortization of prior service cost	-3	-2

Amortization of net (gain) loss	133	10

Net periodic benefit cost	2,374	1,722

IFRS net amounts recognized in profit and loss	2,381	1,726

(Decrease) increase to U.S. GAAP expense	-7	-4

(4) Financing fees

In accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

In connection with the refinancing of the acquisition of the regional DTAG cable providers KDG incurred transaction costs through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility, the Senior Notes and the New Senior Credit Facility. As of September 30, 2006 and March 31, 2006, in accordance with IAS 39, financing and transaction costs of T€ 61,228 and T€ 40,517, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, debt issuance costs are reported as an asset (deferred charges).

Under IFRS the refinancing of the Senior Credit facility, that occurred in May 2006, resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€ 47,907 was recorded in the six months ending September 30, 2006 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to Equity:

in T€	September 30, 2006	March 31, 2006

Increase to assets	61,228	87,755

(Increase) to liabilities	-61,228	-40,517

Increase (decrease) to U.S. GAAP equity	0	47,238

U.S. GAAP Reconciling Adjustment to Net loss for the six months ending:

in T€	September 30, 2006	September 30, 2005

(Increase) decrease in amortization expense	-47,238	596

(5) Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation (see item (1) above), in connection with the acquisition of the cable businesses of DTAG, KDG incurred costs for bonuses that were paid out to encourage the mutual termination of certain employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ending March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to expense T€ 0 and T€ 6 paid and charged against the liability under IFRS in the six months ending September 30, 2006 and 2005, respectively. Since the provision was totally used as of March 31, 2006 under IFRS there were no differences between IFRS and U.S. GAAP equity related to the bonus liability as of September 30, 2006.

(6) Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1) general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 “Intangible Assets”, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred.

The recognized internally generated software is lower under U.S. GAAP due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ending March 31, 2004, resulting in a decrease to gross assets as of September 30, 2006 and 2005 and a corresponding increase in the net loss in the year ending March 31, 2004. In addition, adjustments were made to reduce US-GAAP amortization expense in the six months ending September 31, 2006 (T€ 110) and 2005 (T€ 110).

(7) Subscriber Acquisition Costs

KDG capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer-relationship-period. The costs are amortized in this case over the expected customer-relationship period which is 8.5 years for access.

US-GAAP requires amortizing these costs over the shorter of the expected customer-relationship-period and the initial contract period. The initial contract period for access (12 months) is shorter than the expected customer-relationship-period. This leads to a faster amortization of these costs compared to IFRS. The additional amortization expense for the six months ending September 30, 2006 amounted to T€ 823.

(8) Income taxes

In 2006 the anticipated tax rate of 39.19% (2005 and 2004: 39.19%) is based on German  corporate income tax rate of 25% and taking into account the solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 17.4%.

Net loss (income) before income taxes in accordance with U.S. GAAP was T€ -61,540 and T€ 22,209 in the six months ending September 30, 2006 and 2005, respectively.

U.S. GAAP income tax expense (credit) is allocated as follows:

in T€	September 30, 2006	September 30, 2005

Current:	754	3,236

Deferred	-1,758	8,757

Total income taxes under U.S. GAAP	-1,004	11,993
Total income taxes under IFRS	10,091	11,541

Difference	-11,095	452

Additional U.S. GAAP disclosures

Revenue recognition

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 104 (SAB 104) revenues should not be recognized until all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectability is reasonably assured. KDG recognizes revenues when all of the criteria of SAB 104 are met.

Installation revenue

Each first-time subscriber is charged an installation fee upon initial connection to the network of KDG. In addition, customers are charged additional connection fees when newly built homes / buildings need to be connected to the main network. Under IAS 18 it is possible to recognize revenue after the installation of the network connection is complete. The customer pays the installation fee only in exchange for the connection to the network of KDG. After establishing the cable connection, KDG has completely rendered their contracted services to the customer. There are no other services KDG is contractually required to deliver to the customer in connection with the installation fee other than the one-time connection to the cable network. Separate subscription fees are paid for the delivery of the video and audio signal. Furthermore, there is no difference in the pricing of the monthly, semi-annual or annual subscription fees whether the initiation fee is paid or not. The collectability of the installation fee is also reasonably assured because the customer is required to pay the installation fee in total upfront. KDG has determined that the recognition criteria of IAS 18 have been met upon initial connection. Accordingly KDG did not defer installation revenues under IFRS.

In accordance with SFAS No. 51, “Financial Reporting by Cable Television Companies”, initial installation revenues are recognized as revenues to the extent of direct selling costs incurred. KDG incurs commissions, local advertising targeted for acquisition of new subscribers, and costs of processing documents related to new subscribers acquired which are in excess of installation fees. Accordingly, KDG also recognizes installation revenues under U.S. GAAP when installation is completed.

Multiple Element Arrangements

When a sales arrangement involves multiple elements, the items included in the arrangement (deliverables) are evaluated pursuant to EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to determine whether they represent separate units of accounting. The company performs this evaluation at the inception of an arrangement and as KDG delivers each item in the arrangement. Generally, the company accounts for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has standalone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered items included in the arrangement, and (3) if the company has given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in the Company’s control. During the six months ended September 30, 2006 and 2005, KDG sold digital cable boxes bundled with fixed term contracts for digital cable services. KDG received upfront consideration for the cable boxes. KDG determined that the sale of cable boxes met the requirements for accounting as a separate unit of accounting since the company sells both cable boxes and service on a stand-alone basis. Accordingly, revenues for the cable boxes in these arrangements were recognized upon delivery to the customer.

During the year ended March 31, 2006, KDG began marketing new arrangements involving the sale of digital cable boxes for a nominal amount (for example € 0 or € 1) bundled with fixed term contracts with monthly subscription fees. Although the digital cable boxes continue to meet the requirements for accounting as a separate unit of accounting, the portion of arrangement consideration initially allocated to digital cable boxes is reduced to the noncontingent amount represented by the upfront cash payment. Therefore, in these arrangements substantially no consideration is allocated to the delivered cable boxes. The costs of the digital cable boxes exceed the allocated revenues in these arrangements. KDG defers the acquisition costs of the digital cable boxes. This resulted in deferred costs in the amount of T€ 10,150 and of T€ 6,565 as of September 30, 2006 and March 31, 2006, respectively. The deferred costs are recoverable from the positive margins expected to be generated from the future monthly subscription fees under the noncancelable contracts. The costs are charged to expense proportionally over the shorter of the estimated customer relationship period or the stated contract period. Due to the fact that the stated contract period for those arrangements is 24 months and the expected customer relationship is 60 months the costs are expensed over a period of 24 months resulting in amortization in the amount of T€ 1,720 for the six months ending September 30, 2006. There were no significant sales of digital cable boxes for nominal amounts under these arrangements during the six months ending September 30, 2005.

See reconciling item number (7) for differences between IFRS and U.S. GAAP regarding the accounting for certain subscriber acquisition costs.

Restructuring

The termination benefits to be provided under the restructuring plan announced by KDG in September 2006 represent voluntary termination benefits. In accordance with SFAS No. 88 “Employer` Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” the expense for these benefits is accrued when the employees accept the offer. Since the employees have the option to decide upon their future employment with KDG and have until November 1st 2006 to decide whether or not to accept the termination benefit or to continue employment with KDG, the criteria for recording a provision under SFAS 88 for this restructuring plan are not met as of September 30, 2006. Therefore the liability for this restructuring in the amount of T€ 998 for IFRS purposes has to be reversed under US-GAAP.

U.S. GAAP Comprehensive Income

Total U.S. GAAP comprehensive income (loss) was T€ -60,536 and T€ 10,216 for the six months ending September 30, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”. The Statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles, and enhances disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require fair value measurements. The Statement does not require new fair value measurements. SFAS No. 157 is effective for financial statements for fiscal years beginning after November 15, 2007 and would be applicable for the first time for the KDG`s fiscal year beginning April 1, 2008.

In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Statement improves financial reporting by enhancing the completeness, transparency and understandability of the balance sheet regarding pensions. This Statement amends Statement 87, FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”,

Statement 106, and FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. The requirements of this statements would be applicable for the first time for the KDG`s fiscal year beginning April 1, 2008.

Unterföhring, November 29, 2006

Christof Wahl	Dr. Manuel Cubero del Castillo-Olivares
Speaker of the Management	Chief Human Resources Officer
Managing Director Products

Herb R. Hribar	Paul Thomason
Chief Operating Officer	Chief Financial Officer

Rainer Wittenberg
Chief Commercial Officer

Kabel Deutschland GmbH, Unterföhring

Analysis of Fixed Assets for Period from April 1, 2006 to September 30, 2006

	Acquisition and production cost
	April 1, 2006	Acquisitions	Additions	Disposals	Reclassifi- cations	September 30, 2006
	Euro	Euro	Euro	Euro	Euro	Euro
I. Intangible assets
1. Software and Licences	100,549,175.37		23,036,888.18	3,239,616.88	785,309.16	121,131,755.83
2. Internally generated software	12,789,484.77		117,195.48	0.00	0.00	12,906,680.25
3. Customer List	709,713,538.37	1,583,999.88	72,713.19	0.00	0.00	711,370,251.44
4. Prepayments	2,719,177.16		5,657,185.38	0.00	-751,499.16	7,624,863.38
	825,771,375.67	1,583,999.88	28,883,982.23	3,239,616.88	33,810.00	853,033,550.90

II. Property and equipment
1. Buildings on non-owned land	5,340,718.78		794,739.53	640.83	5,235.80	6,140,053.28
2. Technical equipment	1,425,843,167.38	380,643.76	41,953,517.10	3,247,071.84	20,844,696.17	1,485,774,952.57
3. Other equipment, furniture and fixtures	51,138,809.34		6,905,889.04	525,970.60	547,397.19	58,066,124.97
4. Construction in progress	39,748,427.85		25,448,346.60	8,879.21	-21,431,139.16	43,756,756.08
	1,522,071,123.35	380,643.76	75,102,492.27	3,782,562.48	-33,810.00	1,593,737,886.90

III. Financial assets
1. Equity investments in Associates	5,820,595.03		0.00	0.00	0.00	5,820,595.03
2. Others	491,561.62		0.00	225,000.00	0.00	266,561.62
	6,312,156.65		0.00	225,000.00	0.00	6,087,156.65

	2,354,154,655.67	1,964,643.64	103,986,474.50	7,247,179.36	0.00	2,452,858,594.45

	Accumulated depreciation and amortization						Net book value
					Change in at-
				Reclassifi-	equity	September 30,	September 30,	March 31,
	April 1, 2006	Additions	Disposals	cations	investment	2006	2006	2006
	Euro	Euro	Euro	Euro	Euro	Euro	Euro	Euro

I. Intangible assets
1. Software and Licences	53,584,726.12	11,150,859.34	3,239,616.88	0.00	0.00	61,495,968.58	59,635,787.25	46,964,449.25
2. Internally generated software	3,271,505.03	1,235,996.84	0.00	0.00	0.00	4,507,501.87	8,399,178.38	9,517,979.74
3. Customer List	249,230,050.39	42,053,622.74	0.00	0.00	0.00	291,283,673.13	420,086,578.31	460,483,487.98
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	7,624,863.38	2,719,177.16
	306,086,281.54	54,440,478.92	3,239,616.88	0.00	0.00	357,287,143.58	495,746,407.32	519,685,094.13

II. Property and equipment
1. Buildings on non-owned land	1,722,880.78	366,617.33	63.83	0.00	0.00	2,089,434.28	4,050,619.00	3,617,838.00
2. Technical equipment	585,965,045.25	59,643,596.32	3,210,560.26	-7,373.44	0.00	642,390,707.87	843,384,244.70	839,878,122.13
3. Other equipment, furniture and fixtures	31,671,730.39	3,731,430.79	481,551.59	7,373.44	0.00	34,928,983.03	23,137,141.94	19,467,078.95
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	43,756,756.08	39,748,427.85
	619,359,656.42	63,741,644.44	3,692,175.68	0.00	0.00	679,409,125.18	914,328,761.72	902,711,466.93

III. Financial assets
1. Equity investments in Associates	258,913.10	0.00	0.00	0.00	-528,304.02	-269,390.92	6,089,985.95	5,561,681.93
2. Others	0.00	0.00	0.00	0.00	0.00	0.00	266,561.62	491,561.62
	258,913.10	0.00	0.00	0.00	-528,304.02	-269,390.92	6,356,547.57	6,053,243.55

	925,704,851.06	118,182,123.36	6,931,792.56	0.00	-528,304.02	1,036,426,877.84	1,416,431,716.61	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

Analysis of Fixed Assets for Period from April 1, 2005 to September 30, 2005

	Acquisition and production cost
					Reclassifi-
	April 1, 2005	Acquisitions	Additions	Disposals	cations	Sept 30, 2005
	Euro	Euro	Euro	Euro	Euro	Euro

I. Intangible assets
1. Software and Licences	77,890,029.69	0.00	4,564,328.44	0.00	24,814.20	82,479,172.33
2. Internally generated software	9,747,676.00	0.00	1,906,557.10	0.00	0.00	11,654,233.10
3. Customer List	696,615,984.17	1,648,661.96	22,791.03	58,508.16	0.00	698,228,929.00
4. Prepayments	1,367,755.27	0.00	2,356,702.40	0.00	-17,120.00	3,707,337.67
	785,621,445.13	1,648,661.96	8,850,378.97	58,508.16	7,694.20	796,069,672.10

II. Property and equipment
1. Buildings on non-owned land	4,489,044.69	0.00	349,788.22	0.00	17,028.90	4,855,861.81
2. Technical equipment	1,333,122,659.69	409,257.59	20,208,271.37	321,444.14	10,073,622.07	1,363,492,366.58
3. Other equipment, furniture and fixtures	40,495,864.46	0.00	2,564,895.04	216,516.37	385,185.88	43,229,429.01
4. Construction in progress	24,976,304.54	0.00	12,478,978.45	0.00	-10,483,531.05	26,971,751.94
	1,403,083,873.38	409,257.59	35,601,933.08	537,960.51	-7,694.20	1,438,549,409.34

III. Financial assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Others	7,531,492.32	0.00	9,158.37	71,136.64	0.00	7,469,514.05
	13,352,087.35	0.00	9,158.37	71,136.64	0.00	13,290,109.08

	2,202,057,405.86	2,057,919.55	44,461,470.42	667,605.31	0.00	2,247,909,190.52

	Accumulated depreciation and amortization						Net book value
					Change in at-
				Reclassifi-	equity
	April 1, 2005	Additions	Disposals	cations	investment	Sept 30, 2005	Sept 30, 2005	March 31, 2005
	Euro	Euro	Euro	Euro	Euro	Euro	Euro	TEuro

I. Intangible assets
1. Software and Licences	36,574,017.44	6,721,850.64	0.00	0.00	0.00	43,295,868.08	39,183,304.25	41,316
2. Internally generated software	849,968.87	1,101,593.21	0.00	0.00	0.00	1,951,562.08	9,702,671.02	8,898
3. Customer List	165,757,814.09	41,311,564.90	8,987.99	0.00	0.00	207,060,391.00	491,168,538.00	530,858
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	3,707,337.67	1,368
	203,181,800.40	49,135,008.75	8,987.99	0.00	0.00	252,307,821.16	543,761,850.94	582,440

II. Property and equipment
1. Buildings on non-owned land	1,391,701.69	291,844.12	0.00	0.00	0.00	1,683,545.81	3,172,316.00	3,097
2. Technical equipment	473,482,327.42	54,702,539.38	178,859.00	777.06	0.00	528,006,784.86	835,485,581.72	859,640
3. Other equipment, furniture and fixtures	27,698,523.05	2,553,536.87	185,666.26	-777.06	0.00	30,065,616.60	13,163,812.41	12,797
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	26,971,751.94	24,976
	502,572,552.16	57,547,920.37	364,525.26	0.00	0.00	559,755,947.27	878,793,462.07	900,511

III. Financial assets
1. Equity investments in Associates	-16,756.76	0.00	0.00	0.00	300,622.50	283,865.74	5,536,729.29	5,837
2. Others	0.00	0.00	0.00	0.00	0.00	0.00	7,469,514.05	7,531
	-16,756.76	0.00	0.00	0.00	300,622.50	283,865.74	13,006,243.34	13,369

	705,737,595.80	106,682,929.12	373,513.25	0.00	300,622.50	812,347,634.17	1,435,561,556.35	1,496,320

Kabel Deutschland GmbH, Unterföhring

Group Management Report

for the Quarter and the Six Months Ended September 30, 2006

General

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002 and its legal seat is registered in Unterföhring (commercial register Munich HRB 145837). KDG GmbH’s sole shareholder is Kabel Deutschland Holding GmbH (“KDGHoldCo”) which is wholly owned by Cable Holding S.à.r.l. (“LuxCo”). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”), a wholly owned subsidiary of KDG GmbH.

Business

KDG GmbH and its subsidiaries (together “KDG” or the “Company”) are the market leader in the German cable television business in terms of homes passed, subscribers and revenue. We operate our cable television business in the German states of Hamburg, Schleswig-Holstein, Mecklenburg-Western Pomerania, Lower Saxony, Bremen, Berlin, Brandenburg, Saxony, Saxony-Anhalt, Thuringia, Rhineland-Palatinate, Saarland and Bavaria. At September 30, 2006, the Company’s cable television network passed approximately 15.3 million homes and served approximately 9,530 thousand direct and indirect analog cable television customers. A portion of these cable television customers subscribe to additional services including digital pay television, high speed internet and phone services. KDG accounts for these subscriptions as revenues generating units (RGUs) and not subscribers. At September 30, 2006, the Company served 601 thousand digital pay cable RGUs and 95 thousand telephone and 117 thousand High Speed Internet (“HSI”) revenue generating units. The network was initially engineered to transmit up to 470 MHz and is one-way capable. The Company has been upgrading its network to increase the capacity and create a return path for two way communications. At September 30, 2006, approximately 7.4 million of the total 15.3 million homes passed were upgraded to at least 630 MHz and had a return path. It is the Company’s intention to continue to upgrade its existing network to provide for two way communication to a much larger segment of our total homes passed. In addition to basic and pay video services we can offer HSI and telephone services to those homes passed with our upgraded two way capable network. As well as transmitting 30 to 35 analog video channels (depending on the region) and 36 VHF radio stations, our network can deliver up to 17 digital channels in the spectrum between 310 to 470 MHz (the “Hyperband”). Each digital channel is capable of carrying up to 12 digital program streams. At the end of July 2006 we introduced pay per view services (“PPV”). We also own and operate a digital playout center capable of delivering encrypted digital television signals via satellite uplinks to all of Germany.

The Company transmits analog channels in the spectrum between 47 MHz and 301 MHz. Historically the basic analog product was either offered on a retail basis directly to single family subscribers or on a wholesale basis through other commercial operators (“Level 4 operators”) or housing associations. Beginning April 1, 2006, the Company no longer offered the basic analog access product to single family customers but instead offered a digital access product. Monthly subscription rates paid by our television customers depend on the number of subscribers connected at a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. The Company gives a 5% discount to all customers which prepay the monthly subscription fee on an annual basis for the analog access product. In addition to the standard monthly subscription rates and discounts, which are based on the number of subscribers connected to a connection point and payment terms, KDG gives additional volume discounts to certain large commercial operators and housing associations. Level 4 operators typically resell the signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service. We also charge installation fees related to the connection of subscribers to the network. In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscriber homes. The Company renegotiated most of its analog video carriage fee contracts at the end of 2005 which not only increased the fees paid per household reached but extended the term of the agreements and provided for simulcast of those analog signals into the digital spectrum.

In addition to the analog cable television business described in the above paragraph, the Company offers its own digital video packages through its digital playout center and Hyperband to the customers it serves. The basic digital service is referred to Kabel digital access. This product includes the digital programs offered by the public broadcasters and as of January 1, 2006 most of the commercial broadcasters in Germany. In total approximately 75 digital channels are now offered in the digital access product. As noted earlier since April 1, 2006 this is the only access product offered to single family homes. The Company also offers additional digital programs in digital packages for which it charges an additional subscription fee. The Company also delivers the digital video packages of an unaffiliated pay TV operator. In addition to serving its own subscriber base our digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators.

The Company’s digital video packages are branded as Kabel Digital International, Kabel Digital Basic and Kabel Digital Home, which was commercially launched in September of 2004. Since then Kabel Digital Basic is no longer promoted actively, but there are still customers subscribing to this product. Also, the Company offers a combined product consisting of Kabel Digital Basic and Kabel Digital Home since the commercial launch. Kabel Digital International is comprised of 41 foreign language programs. Kabel Digital Basic offers the start package of an unaffiliated pay television operator and 35 radio channels; Kabel Digital Home offers more than 30 information and entertainment video channels. The Company sells its digital packages directly to consumers and to a lesser extend indirectly through certain Level 4 operators and housing associations. We also sell our digital packages to an unaffiliated regional cable television operator. Under these wholesale agreements the operator typically receives a discount to our listed retail subscription fee. As of September 30, 2006, the Company could provide its digital products to approximately 9 million of its existing analog customers and served approximately 564 thousand digital RGU’s with its digital video packages. Through the agreement with the regional operator we could reach another approximately 2.3 million homes with our digital offerings and served an additional 37 thousand digital RGU’s. In total at September 30, 2006 we served approximately 601 thousand digital pay RGU’s.

The unaffiliated pay television operator pays fixed carriage fees for the use of five of the Company’s 17 digital channels which are used to deliver its video packages. In addition, the pay television operator pays a variable fee based on the revenue generated from the subscribers receiving its pay television services over our network. The video packages of the unaffiliated pay TV operator are distributed to our subscriber base and to the subscriber base of other unaffiliated regional operators through our digital playout center and transponders. In general, KDG pays a portion of the revenue generated by the digital platform to these third party cable television operators on a pro-rata basis based on services used and subscribers served. Likewise, these operators are charged a portion of the platform’s cost on a pro-rata share basis based on services used and subscribers served.

The Company can offer HSI and phone services to those homes which are passed by its upgraded network and where the Company has or can have a direct relationship with the customer and where the Level 4 or Housing Association allows us to either directly or indirectly provide our services (“Marketable Homes”). At September 30, 2006, the Company passed 7.4 million homes with upgraded network and could market HSI and Phone services to 2.5 million homes.

At September 30, 2006 the Company served approximately 117 thousand HSI RGU’s and 95 thousand telephony RGU’s through 124 subscribers.

An additional source of revenue is generated from TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”), a wholly owned subsidiary of KDVS. TKS provides cable television, telephone and Internet services to the U.S. military personnel stationed in Germany. It provides billing services for Deutsche Telekom AG’s (“DTAG”) telephone customers who prefer English language bills. TKS also sells certain telecommunication products in its shops to personnel on U.S. military bases such as prepaid mobile phone cards.

Further sources of revenue are primarily comprised of services such as IT and billing provided to unaffiliated regional cable television operators. Since the beginning of 2006, only IT-services are provided to one regional cable television operator. In the long term, the revenues related to these activities will continue to come under pressure and may be completely eliminated.

Operating Results for the Quarter and the Six Months Ended September 30, 2006

The operating results of KDG for the quarters ended September 30, 2006 and September 30, 2005, have been prepared in accordance with International Financial Reporting Standards (IFRSs) that have been approved by the European Union (“EU”) as of September 30, 2006 and September 30, 2005, respectively.

Results for the Quarter Ended September 30, 2006 compared to the Quarter Ended September 30, 2005

Revenues

Revenues are generated from our core business activities of analog revenue, digital revenue, HSI and Phone, TKS and other revenue. Included are subscription and installation fees paid by the Company’s direct and indirect subscribers for the delivery of analog and digital video and audio signals, HSI and Kabel Phone subscription fees, carriage fees paid by broadcasters for the distribution of analog video and audio signals over our network, carriage fees and a revenue share paid by a pay TV operator for the distribution of its digital video and audio signals, revenue from sales of digital boxes, service fees paid by the unaffiliated cable television operators for digital playout facility services, administrative billing fees and retail sales in connection with telecommunication products generated by TKS and other sales. For the quarter ended September 30, 2006, revenues increased by 9.8% to T€ 274,212 from T€ 249,719 for the quarter ended September 30, 2005.

Subscription fees paid for the delivery of analog and digital video signals are generated from individuals, businesses and housing associations. Analog and digital cable television access subscribers served by the Company decreased slightly to 9,530 thousand at September 30, 2006 from approximately 9,567 thousand at September 30, 2005. In April of 2006 the Company discontinued the analog access product for single family homes and instead offers a digital access product. At September 30, 2006 the Company served 91 thousand digital access subscribers. The Company believes the introduction of new products and services such as digital access and pay TV, HSI and telephone will stabilize the analog CATV base over time.

Average subscribers served in the quarter ended September 30, 2006 remained relatively stable at 9,542 thousand compared to 9,571 thousand average subscribers served during the same period in 2005.

Analog and digital television access subscription fees increased by 1.8% during the quarter ended September 30, 2006 to T€ 211,839 from T€ 208,081 during the quarter ended September 30, 2005. The average monthly subscription revenue per subscriber (“ARPU”) amounts to € 7.39 for the three months ended September 30, 2006 compared to € 7.25 for the three months ended September 30, 2005. The Company believes subscription revenue will remain relatively stable over the coming periods.

Installation fees generated from the analog and digital cable television access business increased by 19.3% to T€ 1,706 in the quarter ended September 30, 2006 from T€ 1,430 in the same period in 2005. The primary factor responsible for the increase relates to higher installation fees for the digital access product that is offered since April 2006. Installation fees are expected to remain at current levels.

Analog carriage fees increased by 11.9% to T€ 17,848 in the quarter ended September 30, 2006 from T€ 15,957 in the quarter ended September 30, 2005. The Company signed new contracts with the majority of the commercial broadcasters by the beginning of 2006. Contracts with further commercial broadcasters were closed until September 2006. The new contracts increase the average price per home distributed, extend the terms and provide for the simulcast of the analog signals into the digital spectrum.

Revenues generated from our digital pay television business activities include the delivery of Kabel Digital video packages for monthly subscription fees, the sale of digital boxes, digital carriage fees, service fees for providing digital playout services to third parties and sales commissions for selling the start-package of an unaffiliated pay television operator.

Subscription fees paid by customers utilizing our digital pay products increased substantially by 112.0% to T€ 13,160 in the quarter ended September 30, 2006 from T€ 6,207 in the quarter ended September 30, 2005. The primary factor responsible for this increase relates to growth in RGU’s which increased by 89.6% to approximately 601 thousand at September 30, 2006 from approximately 317 thousand at September 30, 2005. Another factor responsible for the increase is a price increase for certain contracts of Kabel Digital Home in June 2006. For the quarter ended September 30, 2006 ARPU was € 7.64 compared to € 7.16 for the same period in the prior year. The Company believes revenues from digital subscriptions will continue to grow rapidly over the next few years as the digital television business develops further.

With the launch of Digital TV we also started selling digital boxes. Revenues from these digital box sales in the quarter ended September 30, 2006 were T€ 255 compared to T€ 1,209 in the quarter ended September 30, 2005. The primary factor for the decline was the introduction of a new product in May of 2005 which included the sale of digital boxes for € 1 per box as a special offer to gain new digital subscribers at a higher ARPU. Given most of our new customers take this product, retail box sales have declined dramatically. Considering all direct and overhead costs associated with the sale of digital boxes, the Company does not anticipate making a gross profit margin on box sales.

Revenues generated from the digital playout facility include digital carriage fees, compensation for providing digital playout services and other digital revenues. Digital carriage fees decreased by 8.4% to T€ 7,485 for the quarter ended September 30, 2006 compared to T€ 8,167 in the quarter ended September 30, 2005. The primary factor responsible for the decrease is the loss of fixed fees received from MediaVision, a DTAG owned and operated company for the lease of two channels. The Company pays a portion of this revenue to the unaffiliated regional operators based on the number of subscribers served. Approximately 38.0% of total feed-in revenues were paid to the unaffiliated operators and recognized as a cost by the Company. The future growth in carriage fees will be correlated to the growth of the subscriber base of the pay TV operator utilizing our network through at least 2007 when the contract expires.

Another source of digital sales relates to compensation we receive from the unaffiliated regional operators for providing digital playout services. For the quarter ended September 30, 2006, service fees paid for digital playout services were approximately T€ 1,004 compared to T€ 1,018 for the quarter ended September 30, 2005. During 2005, the fees charged for digital playout facility services were renegotiated. According to an agreement the Company anticipates that ongoing quarterly digital playout service fees will approximate T€ 1,004. In the long term the Company believes that revenues related to this activity will continue to come under pressure and may be completely eliminated if these unaffiliated operators develop their own digital playout facility capacity.

Other digital revenues include sales commissions paid by the pay TV operator utilizing our network for selling one of its packages as part of our Kabel Digital Basic product and sales from the activation of SmartCards relating to digital television subscriptions. These revenues were T€ 1,245 for the quarter ended September 30, 2006 compared to T€ 588 for the same period last year. This item will remain close to current levels.

Total digital revenue amounted to T€ 23,149 for the quarter ended September 30, 2006 compared to T€ 17,189 in the same period of 2005. It is the Company’s intention to further develop business plans to offer additional digital video products such as pay per view service which was introduced in July 2006. The Company believes these products will enhance the growth of the existing access subscriber base and allow the Company to increase the average revenue generated per subscriber.

Revenues for HSI and Kabel Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of cable modems. Total HSI and Kabel Phone revenues increased substantially to T€ 12,647 for the quarter ended September 30, 2006 from T€ 1,209 for the quarter ended September 30, 2005. The increase in HSI and telephone sales primarily relates to the increase in RGU’s which reached approximately 212 thousand units in September 2006 compared to 22 thousand units in the same period last year. Included in the 2006 numbers are approximately 117 thousand HSI and 95 thousand telephone RGU’s. Average RGUs in the quarter ended September 30, 2006 increased to 196 thousand compared to 18 thousand average RGUs during the same period in 2005. For the quarter ended September 30, 2006 ARPU was € 22.02 compared to € 21.52 for the same period last year. In many cases both products are subscribed to by one customer. In total the Company served 29 thousand HSI stand-alone subscribers, 8 thousand stand-alone telephone subscribers and 87 thousand subscribers who subscribe to both products. The Company intends to increase its bi-directional backbone and Marketable Homes which should allow increased growth in HSI and telephone customers and revenues.

Other revenues are primarily comprised of fees charged for billing services and telecommunication products offered and sold by TKS. Other revenues increased by 20.0% to T€ 7,023 for the quarter ended September 30, 2006 from T€ 5,853 for the quarter ended September 30, 2005. Approximately T€ 5,833 of other revenues relate to non-analog subscription revenue of TKS for the quarter ended September 30, 2006 compared to T€ 4,691 for the same period in 2005. Other sales also include fees paid by the unaffiliated regional companies for IT and billing services. These service fees approximated T€ 90 in the quarter ended September 30, 2006 compared to T€ 325 in the quarter ended September 30, 2005. The remainder of the revenue is comprised of several small items.

Costs of Services Rendered

Costs of services rendered are costs related to the revenue generating business activities of the Company. These costs are primarily comprised of personnel expenses, costs of materials and services, other expenses (copyright expenses, rent for technical infrastructure, fees for the Bayerische Medienanstalt and other items) and depreciation of our network. Costs of services rendered increased by 26.3% to T€ 145,583 for the quarter ended September 30, 2006 from T€ 115,305 for the quarter ended September 30, 2005.

Personnel expenses included in cost of services rendered increased by 20.7% to T€ 17,842 in the quarter ended September 30, 2006 from T€ 14,781 in the quarter ended September 30, 2005. Included in personnel expenses for the quarter ended September 30, 2006 are additional expenses related to the restructuring of regional technical, marketing and sales departments (“Serviceoffensive”) in the amount of T€ 1,167. For the quarter ended September 30, 2005 non-cash income related to the Management Equity Participation program in the amount of T€ 43 is included. Excluding these items, personnel expenses in the quarter ended September 30, 2006 increased by 12.5% to T€ 16,675  from T€ 14,824. The increase is primarily resulting from an increase in personnel of the technical service centers and also from a tariff increase in the beginning of 2006.

Costs of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition, conditional access license expenses, content expenses, expenses for digital box sales and sales and installation of modems are included in cost of materials and services. For the quarter ended September 30, 2006, cost of materials and services increased by 24.4% to T€ 73,833 compared to T€ 59,329 for the quarter ended September 30, 2005.

The SLAs are generally long term contractual arrangements and have strict guidelines regarding DTAG’s ability to increase prices in the future. The Company has the ability to cancel these agreements subject to certain notice periods and we are actively seeking alternatives for a portion of these services and believe these costs can be reduced over time.

For the quarter ended September 30, 2006 expenses recorded under the SLAs related to DTAG decreased to T€ 42,037 from T€ 42,639 for the quarter ended September 30, 2005. The decrease primarily results from the reduction of the service received from DTAG which are now provided by third parties. In most cases the third parties are also providing additional services to those received from DTAG. Expenses related to these third parties amounted to T€ 712 for the quarter ended September 30, 2006. Total expenses recorded under the DTAG SLAs and for services received from third parties were approximately T€ 42,749 for the quarter ended September 30, 2006 compared to T€ 42,639 for the quarter ended September 30, 2005.

For the quarter ended September 30, 2006, transponder cost approximated T€ 951 compared to T€ 563 for the quarter ended September 30, 2005. On January 1, 2006, two additional transponders were put into service which are used for the digital offering of simulcasted analog programs. The Company put another additional transponder into service in May 2006 to provide capacity to offer pay per view services.

Included for the quarter ended September 30, 2006 were T€ 8,708 of content costs compared to T€ 4,404 for the quarter ended September 30, 2005. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At September 30, 2006, fixed content costs approximated T€ 2,393 compared to T€ 1,580 for the quarter ended September 30, 2005. Content costs will increase as we add additional channels to our digital offering and as our digital subscription base grows.

The costs of digital boxes sold relates to those digital boxes sold at full retail cost and not at reduced prices related to special promotions. Cost of boxes sold amounted to T€ 142 in the quarter ended September 30, 2006 compared to T€ 826 in the quarter ended September 30, 2005. The decline relates to the fact that in May 2005 the Company began to subsidize boxes in relation to a sales promotion designated to increase subscriber ARPU and number of contracts. The campaign has been very successful resulting in fewer customers acquiring the digital box at retail price. The costs of the subsidized boxes used to support sales activities are carried in deferred expenses and expensed over two years or the life of the contract through selling expenses.

Other costs of materials and services include the portion of digital platform revenues paid to the unaffiliated regional cable television operators and other costs of materials and services. Other costs of materials and services increased by 95.3% to T€ 21,283 for the quarter ended September 30, 2006 from T€ 10,897 for the quarter ended September 30, 2005. The increase is primarily related to the increase in expenses for modem installation in the amount of T€ 1,442, increase in the maintenance of the network in the amount of T€ 1,982 and an increase in services received in relation to the operation of HSI and Phone products in the amount of T€ 5,308.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, IT support, and other miscellaneous expenses. For the quarter ended September 30, 2006 other expenses increased by 65.1% to T€ 21,708 from T€ 13,148 in the quarter ended September 30, 2005.

For the quarter ended September 30, 2006, copyright expenses were T€ 8,085 compared to T€ 8,500 for the quarter ended September 30, 2005. Copyright expenses are governed by two primary contracts. One of these contracts runs through 2006. With respect to the other contract an interim agreement was negotiated which extended the maturity from December 31, 2005 to December 31, 2006. The Company is in the process of renegotiating these contracts with the relevant copyright authorities.

Other expenses include fees paid to the Bayerische Medienanstalt. Beginning in January 2004, the Company was required to pay a fee to the Bayerische Medienanstalt. In the quarter ended September 30, 2006, the Company paid T€ 2,205 related to this item compared to T€ 2,297 in the same period in 2005.

The remaining balance of other expenses includes several items which increased substantially to T€ 11,418 for the quarter ended September 30, 2006 from T€ 2,351 in the same period in 2005. A project was started to increase the network infrastructure efficiency. As a consequence consulting expenses increased by the amount of T€ 2,220. Also included in other expenses are higher operating costs in connection with the roll-out of the Company’s HSI and Kabel Phone products, higher expenses related to marketing co-operations with public broadcasters and increased expenses for temporary employees.

Depreciation expenses primarily include the depreciation of the network, capitalized transponder leases and the digital platform. For the quarter ended September 30, 2006 the depreciation expense increased by 14.8% to T€ 32,200 from T€ 28,047 recorded in the quarter ended September 30, 2005. The increase relates to the upgrade of the network for Digital TV and HSI and phone.

Other Operating Income

Other operating income primarily includes insurance claims related to damaged property, marketing subsidies and an administrative fee charged to customers who do not pay their subscription fee by direct debit. Other operating income increased by 13.6% to T€ 2,565 for the quarter ended September 30, 2006 from T€ 2,257 for the same period in 2005. The increase relates to received marketing subsidies in the amount of T€ 324.

Selling Expenses

Selling expenses are expenses incurred to support the sales effort of the Company’s products and services. These expenses are primarily comprised of personnel expenses related to sales activities, advertising, sales commissions, bad debt allowances, postage, expenses for material and other services and depreciation and amortization on the customer list. Selling expenses increased by 26.1% to T€ 72,250 for the quarter ended September 30, 2006 from T€ 57,290 for the quarter ended September 30, 2005. This is primarily related to increased activities regarding the new emphasis on Digital TV, HSI and Kabel Phone.

Personnel expenses include wages, salaries, social security and pension costs related to the sales, marketing and call-center personnel. Personnel expenses increased by 22.3% to

T€ 17,768 in the quarter ended September 30, 2006 from T€ 14,534 in the quarter ended September 30, 2005. Included in personnel expenses for the quarter ended September 30, 2006 are additional expenses related to the restructuring of regional technical, marketing and sales departments (“Serviceoffensive”) in the amount of T€ 987 and non-cash expenses related to the Management Equity Participation program in the amount of T€ 8 compared to T€ 92 for the quarter ended September 30, 2005. Excluding these items, personnel expenses in the quarter ended September 30, 2006 increased by 16.1% to T€ 16,773 from T€ 14,442. The increase is primarily related to increased personnel and personnel expenses of T€ 748 in call center related to the increased HSI and Phone customer base and also from a tariff increase in the beginning of 2006.

Costs of materials and services included in selling expenses are services related to HSI and Phone upgrade activities. Cost of materials and services increased substantially to T€ 5,516 in the quarter ended September 30, 2006 from T€ 3,820 in the same period last year. At April 1, 2006, the Company modified the minimum duration of customer contracts. The minimum duration depends on the different types of products offered by the Company. Due to this modification the Company began to capitalize the related sales commissions of its call center representatives. For the quarter ended September 30, 2006, the capitalized amount was approximately T€ 972. The amortization period of these amounts is the expected average life of the customer relationship related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products. After capitalization of these items, call center costs for the quarter ended September 30, 2006, amounted to T€ 142 compared to T€ 2,126 for the same period last year. In general the Company increased the use of external call center activities in mid 2005 as it proved to be one of the more successful sales channels for both digital, HSI and phone products. This activity will continue at levels recorded in the quarter ended September 30, 2006. In addition, costs of materials and services include the digital boxes distributed to our customers for € 1 as a sales promotion. The cost of the box is deferred and amortized over the life of the contract. The deferred costs amortized into costs of materials and services amounted to T€ 1,843 for the quarter ended September 30, 2006 compared to T€ 719 for the quarter ended September 30, 2005. The remainder of cost of materials and services which includes several items increased by 18.4% to T€ 3,673 from T€ 3,101 in the quarter ended September 30, 2005. The increase primarily results from increased expenses for materials and services related to the HSI and phone upgrade activities.

Other expenses within selling expenses primarily include costs for advertising and marketing, sales commissions, bad debt expenses, expenses for postage and other miscellaneous expenses. For the quarter ended September 30, 2006 other expenses increased by 43.9% to T€ 24,461 from T€ 16,998 in the quarter ended September 30, 2005.

Advertising and marketing expenses include costs and expenses related to advertising and marketing the products and services offered by the Company. These costs increased by 69.3% to T€ 8,704 in the quarter ended September 30, 2006 from T€ 5,142 in the same period last year. Approximately T€ 3,881 of the total advertising and marketing expense in the quarter ended September 30, 2006 are related to our digital access products compared to T€ 3,844 in the same period last year. Advertising and marketing related to HSI and Phone for the quarter ended September 30, 2006 increased to T€ 3,145 from T€ 829 for the quarter ended September 30, 2005. The remainder of the marketing and advertising expenses primarily relate to ongoing branding and product promotions. The marketing and advertising expenses incurred in the quarter ended September 30, 2006 are reflective of the Company’s on-going marketing and advertising plans.

Sales commissions primarily relate to commissions paid to sales agents who sell analog and digital cable television subscriptions and HSI and telephone subscriptions to direct subscribers. Sales commissions are also paid in relation to the retail channel. Sales commissions decreased by 33.1% to T€ 3,292 in the quarter ended September 30, 2006 from T€ 4,920 in the quarter ended September 30, 2005. One reason for the decrease is the fact that on April 1, 2006, the Company modified the business conditions with respect to the minimum duration of customer contracts. Due to this modification the Company began to capitalize certain sales commissions. For the quarter ended September 30, 2006, the capitalized amount approximated T€ 2,850. The amortization period of these amounts is the expected average life of the customer relationship related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

Bad debt recoveries and expenses are being netted for financial reporting purposes. For the quarter ended September 30, 2006, the Company recorded net bad debt expenses of T€ 797 compared to net bad debt recoveries of T€ 714 for the quarter ended September 30, 2005. It is believed that bad debt provisions approximating 1.0 to 1.5% of revenue will be required on an ongoing basis.

Expenses for postage decreased by 14.4% to T€ 1,462 for the quarter ended September 30, 2006 compared to T€ 1,707 for the quarter ended September 30, 2005. The decrease is primarily related to a contract with a new mail service provider for certain mail services.

The remaining balance of other expenses includes several items which increased substantially to T€ 10,206 for the quarter ended September 30, 2006 from T€ 5,943 in the same period in 2005. The increase primarily relates to the increased use of temporary employees in the amount of T€ 1,428 primarily for Digital TV and HSI and phone, consulting in the amount of T€ 1,054 primarily related to the optimization of HSI and phone processes, IT support in the amount of T€ 432 and other projects. Also included in other expenses are expenses related to marketing co-operations with public broadcasters and sales support.

Depreciation and Amortization primarily includes the amortization of the customer list and of the sales commissions of the Company’s sales agents and call center representatives. For the quarter ended September 30, 2006, the amortization increased by 11.7% to T€ 24,505 from T€ 21,938 in the quarter ended September 30, 2005. The amortization period is the expected average life of the customer relationship related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

General and Administrative Expenses

General and administrative expenses are related to headquarter items such as the compensation and associated costs related to the managing directors and the legal and regulatory, finance, human resources and investor relations departments. These are expenses that cannot be directly allocated to cost of services rendered and selling expenses. General and administrative expenses include personnel expenses, expenses for external consultants, IT–Support, public relations, rent of facilities, depreciation and amortization of software, office furniture and equipment and other miscellaneous expenses.

General and administrative expenses increased by 7.9% to T€ 27,701 for the quarter ended September 30, 2006 from T€ 25,667 for the quarter ended September 30, 2005.

Personnel expenses include salaries, social security and pension costs related to the costs for headquarter personnel and other personnel expenses that cannot be allocated to cost of services rendered and selling expenses. Personnel expenses increased by 4.3% to T€ 9,275 in the quarter ended September 30, 2006 from T€ 8,896 in the quarter ended September 30, 2005. Included in personnel expenses for the quarter ended September 30, 2006 are one-time expenses related to the centralization of certain IT departments in the amount of T€ 998 and a non-cash income related to the Management Equity Participation program in the amount of T€ 58 compared to non-cash expenses of T€ 752 for the quarter ended September 30, 2005. Excluding these costs, personnel expenses in the quarter ended September 30, 2006 increased by 2.3% to T€ 8,335 from T€ 8,144 in the quarter ended September 30, 2005.

Other expenses within general and administrative expenses primarily include costs for external consultants, IT support and other miscellaneous expenses. For the quarter ended September 30, 2006 other expenses increased by 7.9% to T€ 14,310 from T€ 13,264 for the quarter ended September 30, 2005.

External consultants are retained to assist management in analyzing, reviewing and implementing certain projects including efficiency gains, personnel assessments and implementation and enhancement of information systems. External consultant expenses increased to T€ 5,523 in the quarter ended September 30, 2006 from T€ 4,309 in the quarter ended September 30, 2005. The Company will attempt to reduce its reliance on external consultants as it becomes fully staffed and completes its transition to a sales and market driven organization.

Information Technology support primarily includes expenses for software and hardware maintenance and external consultants. IT support increased by 27.5% to T€ 4,444 for the quarter ended September 30, 2006 from T€ 3,485 for the quarter ended September 30, 2005. The increase primarily relates to increased use of external consultants and the increased need for 3rd Level support relating to our major applications Customer Care and Billing System, SAP and the Web-Portals.

Expenses for public relations and marketing are primarily comprised of expenses for corporate branding and corporate communication, events, fairs and other activities. For the quarter ended September 30, 2006, expenses for public relations and marketing activities were T€ 20 compared to T€ 380 for the quarter ended September 30, 2005.

The remaining balance of other expenses includes several items and decreased by 15.1% to T€ 4,323 for the quarter ended September 30, 2006 from T€ 5,090 for the same period in 2005.

Depreciation and Amortization primarily includes the depreciation and amortization on IT and standard software licenses. For the quarter ended September 30, 2006 the depreciation increased by 17.4% to T€ 4,116 from T€ 3,507 in the quarter ended September 30, 2005 primarily due to the amortization related to the Company’s new customer care and billing system. Given the Company’s current IT needs, the investment and therefore depreciation and amortization will remain at levels approximating those in 2006.

Profit from Ordinary Activities

Profit from ordinary activities is comprised of revenues and other operating income, cost of services rendered, selling expenses and general and administrative expenses. Profit from ordinary activities for the quarter ended September 30, 2006 was T€ 31,243 compared to T€ 53,714 for the quarter ended September 30, 2005. The decrease is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from loans made to affiliated companies and from bank deposits. For the quarter ended September 30, 2006, interest income decreased to T€ 408 from T€ 449 for the quarter ended September 30, 2005.

Interest Expense

Interest expense includes interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees and interest on finance leases. Interest expense decreased to T€ 39,908 in the quarter ended September 30, 2006 from T€ 43,233 in the quarter ended September 30, 2005.

Included in interest expense is interest related to the Company’s Senior Credit Facility amounting to T€ 16,918 for the quarter ended September 30, 2006 compared to T€ 18,060 for the same period in 2005 and interest related to the 2014 Senior Notes amounting to T€ 19,616 for the quarter ended September 30, 2006 compared to T€ 19,616 for the same period 2005.

The Company capitalizes finance fees and amortizes these costs into interest expense over the life of the related credit facility. In the quarter ended September 30, 2006, financing costs amounting to T€ 2,383 were amortized. In addition, interest expense for the quarter ended September 30, 2006 includes other interest amounting to T€ 991.

Outstanding interest bearing indebtedness as of September 30, 2006 decreased to T€ 1,945,553 from T€ 1,981,400 as of September 30, 2005.

Appreciation on Investments and other Securities

There was no Appreciation on Investments and other Securities for the quarter ended September 30, 2006 as the securities have been sold in March 2006. Appreciation on Investments and other Securities for the quarter ended September 30, 2005 amounted to T€ 132.

Income from Associates

Income from Associates increased to T€ 194 for the quarter ended September 30, 2006 from T€ 104 for the quarter ended September 30, 2005.

Taxes

Taxes for the quarter ended September 30, 2006 were T€ 610 and are comprised of deferred tax expenses of T€ 229 and current income tax expenses of T€ 381. In the quarter ended September 30, 2005, we recorded income tax expenses of T€ 10,154.

Net Loss/ Net Profit

Net loss for the quarter ended September 30, 2006 was T€ 8,673. The net profit for the quarter ended September 30, 2005 was T€ 748. The increase in net loss is related to the issues discussed in the above sections.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation, amortization and before MEP related expenses and non-cash restructuring expenses (“EBITDA as adjusted”) decreased by 11.9% to T€ 95,166 for the quarter ended September 30, 2006 from T€ 108,007 for the quarter ended September 30, 2005. The decrease primarily relates to increased sales activities in connection with Digital TV and HSI and Kabel Phone and to higher costs for one-time consulting, installations and maintenance related to the HSI and Kabel Phone upgrade. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

The following table shows the calculation of EBITDA as adjusted:

	July 1, - September 30, 2006	July 1, - September 30, 2005
	T€	T€
Profit from ordinary activities	31,243	53,714
Depreciation and Amortization	60,821	53,492
MEP related (income)/expenses	-50	801
Restructuring accrual	3,152	0
EBITDA as adjusted	95,166	108,007

We generated a net loss in the quarter ended September 30, 2006. Although we may continue to incur losses in the short to mid term related to the development and commercial roll out of Digital TV, HSI and Kabel Phone segments, we expect the results to improve both in the group and in each segment over time. A substantial portion of our losses consists of depreciation, amortization, MEP related expenses and non-cash restructuring expenses that do not directly impact our cash flow.

Segment Reporting

For the quarter ended September 30, 2006, we are reporting in business segments. These segments are Cable access, TV/Radio, HSI, TKS and other, which primarily includes central services and corporate activities.

The following table reflects the allocation of EBITDA as adjusted to the different segments for the quarter ended September 30, 2006:

	Cable Access	TV/Radio	HSI	TKS	Other	Total
	T€	T€	T€	T€	T€	T€
Profit/loss from ordinary activities	66,284	2,600	-8,854	1,236	-30,023	31,243
Depreciation and Amortization	50,478	3,019	2,575	294	4,455	60,821
MEP related expense	0	0	0	0	-50	-50
Restructuring accrual	2,423	0	0	0	729	3,152
EBITDA as adjusted	119,185	5,619	-6,279	1,530	-24,889	95,166

Results for the Six Months Ended September 30, 2006 compared to the Six Months Ended September 30, 2005

Revenues for the six months ended September 30, 2006, increased by 7.8% to T€ 539,881 from T€ 500,807 for the six months ended September 30, 2005.

Analog and digital television access subscription fees increased by 1.2% during the six months ended September 30, 2006 to T€ 421,973 from T€ 416,818 during the six months ended September 30, 2005. The average monthly subscription revenue per subscriber (“ARPU”) amounts to € 7.35 for the six months ended September 30, 2006 compared to

€ 7.25 for the six months ended September 30, 2005. The Company believes subscription revenue in the access product will remain relatively stable over the coming periods.

Average subscribers served in the six months ended September 30, 2006 remained relatively stable at 9,559 thousand compared to 9,587 thousand average subscribers served during the same period in 2005.

Installation fees generated from the analog and digital cable television access business declined by 10.3% to T€ 2,938 in the six months ended September 30, 2006 from T€ 3,277 in the same period in 2005. The primary factors responsible for the decline relate to a reduction in the gross subscriber additions between the relevant periods and the waiver of fees to support sales promotions. Installation fees are expected to remain at current levels.

Analog carriage fees increased by 7.8% to T€ 35,938 in the six months ended September 30, 2006 from T€ 33,324 in the six months ended September 30, 2005. The Company signed new contracts with the majority of the commercial broadcasters by the beginning of 2006. Contracts with further commercial broadcasters were closed until September 2006. The new contracts increase the average price per home distributed, extend the terms and provide for the simulcast of the analog signals into the digital spectrum.

Subscription fees paid by customers utilizing our digital pay products increased substantially by 121.0% to T€ 24,302 in the six months ended September 30, 2006 from T€ 10,997 in the quarter ended September 30, 2005. The primary factor responsible for this increase relates to growth in RGU’s which increased by 89.6% to approximately 601 thousand at September 30, 2006 from approximately 317 thousand at September 30, 2005. Another factor responsible for the increase is a price increase for certain contracts of Kabel Digital Home in June 2006. For the six months ended September 30, 2006 ARPU was € 7.46 compared to € 6.87 during the same period in the prior year. The Company believes revenues from digital subscriptions will continue to grow rapidly over the next few years as the digital television business develops further.

With the launch of Digital TV we also started selling digital boxes. Revenues from these digital box sales in the six months ended September 30, 2006 were T€ 505 compared to T€ 2,678 in the six months ended September 30, 2005. The primary factor for the decline was the introduction of a new product in May of 2005 which included the sale of digital boxes for € 1 per box as a special offer to gain new digital subscribers at a higher ARPU. Given most of our new customers take this product, retail box sales have declined dramatically. Considering all direct and overhead costs associated with the sale of digital boxes, the Company does not anticipate making a gross profit margin on box sales in the future.

Revenues generated from the digital playout facility include digital carriage fees, compensation for providing digital playout services and other digital revenues. Digital carriage fees decreased by 4.4% to T€ 15,675 for the six months ended September 30, 2006 compared to T€ 16,397 in the six months ended September 30, 2005. The Company pays a portion of this revenue to the unaffiliated regional operators based on the number of subscribers served. Approximately 38.0% of total feed-in revenues were paid to the unaffiliated operators and recognized as a cost by the Company. The future growth in carriage fees will be correlated to the growth of the subscriber base of the pay TV operator utilizing our network through at least 2007 when the contract expires.

Another source of digital sales relates to compensation we receive from the unaffiliated regional operators for providing digital playout services. For the six months ended September 30, 2006, service fees paid for digital playout services were approximately T€ 2,199 compared to T€ 2,016 for the six months ended September 30, 2005. During 2005, the fees charged for digital playout facility services were renegotiated. According to an agreement the Company anticipates that ongoing digital playout service fees paid for six months will approximate T€ 2,008. In the long term the Company believes that revenues related to this activity will continue to come under pressure and may be completely eliminated if these unaffiliated operators develop their own digital playout facility capacity.

Other digital revenues include sales commissions paid by the pay TV operator utilizing our network for selling one of its packages as part of our Kabel Digital Basic product and sales from the activation of SmartCards relating to digital television subscriptions. These revenues were T€ 2,296 for the six months ended September 30, 2006 compared to T€ 791 for the same period last year. This item will remain close to current levels.

Total digital revenue amounted to T€ 44,977 for the six months ended September 30, 2006 compared to T€ 32,879 in the same period of 2005. It is the Company’s intention to further develop business plans to offer additional digital video products, such as a pay per view service which was introduced in July 2006. The Company believes these products will enhance the growth of the existing subscriber base and allow the Company to increase the average revenue generated per subscriber.

Revenues for HSI and Kabel Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of cable modems. Total HSI and Phone revenues increased substantially to T€ 21,692 for the six months ended September 30, 2006 from T€ 2,266 for the six months ended September 30, 2005. The increase in HSI and telephone sales primarily relates to the increase in RGU’s which reached approximately 212 thousand units in September 2006 compared to 22 thousand units in the same period last year. Included in the 2006 numbers are approximately 117 thousand HSI and 95 thousand telephone RGU’s. Average RGUs in the six months ended September 30, 2006 increased to 168 thousand compared to 17 thousand average RGUs during the same period in 2005. For the six months ended September 30, 2006 ARPU was € 22.18 compared to € 22.98 for the same period last year. In many cases both products are subscribed to by one customer. In total the Company served 29 thousand HSI stand-alone subscribers, 8 thousand stand-alone telephone subscribers and 87 thousand subscribers who take both products. The Company intends to increase its bi-directional backbone and marketable homes which should allow increased growth in HSI and telephone customers and revenues.

Other revenues are primarily comprised of fees charged for billing services and telecommunication products offered and sold by TKS. Other revenues increased by 1.0% to T€ 12,363 for the six months ended September 30, 2006 from T€ 12,243 for the six months ended September 30, 2005. Approximately T€ 10,578 of other revenues relate to non-analog subscription revenue of TKS for the six months ended September 30, 2006 compared to T€ 9,599 for the same period in 2005. Other sales also include fees paid by the unaffiliated regional companies for IT and billing services and for the six months ended September 30, 2005 also for call center support and network systems. These service fees approximated T€ 180 in the six months ended September 30, 2006 compared to T€ 1,209 in the six months ended September 30, 2005. The remainder of the revenue is comprised of several small items.

Costs of Services Rendered

Costs of services rendered increased by 20.2% to T€ 280,230 for the six months ended September 30, 2006 from T€ 233,126 for the six months ended September 30, 2005.

Personnel expenses included in cost of services rendered increased by 13.2% to T€ 33,943 in the six months ended September 30, 2006 from T€ 29,984 in the six months ended September 30, 2005. Included in personnel expenses for the six months ended September 30, 2006 are additional expenses in the amount of T€ 1,167 related to the restructuring of regional technical, marketing and sales departments (“Serviceoffensive”). Also included are and non-cash expenses related to the Management Equity Participation program in the amount of T€ 3 for the six months ended September 30, 2006 compared to T€ 7 for the six months ended September 30, 2005. Excluding these items, personnel expenses in the six months ended September 30, 2006 increased by 9.3% to T€ 32,773 from T€ 29,991. The increase is primarily resulting from an increase in personnel in the technical service centers and also from a tariff increase in the beginning of 2006.

Costs of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are primarily related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition, conditional access license expenses, content expenses, expenses for digital box sales and sale and installation of modems are included in cost of materials and services. For the six months ended September 30, 2006, cost of materials and services increased by 21.0% to T€ 142,087 from T€ 117,440 for the six months ended September 30, 2005.

For the six months ended September 30, 2006 expenses recorded under the SLAs related to DTAG decreased to T€ 83,919 from T€ 84,295 for the six months ended September 30, 2005. The decrease primarily results from the reduction of the service received from DTAG which are now provided by third parties. In most cases the third parties are also providing additional services to those received from DTAG. Expenses related to these third parties amounted to T€ 907 for the six months ended September 30, 2006. Total expenses recorded under the DTAG SLAs and for services received from third parties were approximately T€ 84,826 for the six months ended September 30, 2006 compared to T€ 84,295 for the six months ended September 30, 2005.

For the six months ended September 30, 2006, transponder cost approximated T€ 2,148 compared to T€ 1,127 for the six months ended September 30, 2005. On January 1, 2006, two additional transponders were put into service which are used for the digital offering of simulcasted analog programs. The Company put another additional transponder into service in May 2006 to provide capacity to offer pay per view services.

Included for the six months ended September 30, 2006 were T€ 15,791 of content costs compared to T€ 8,585 for the six months ended September 30, 2005. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At September 30, 2006, fixed minimum guarantees and other fixed fees approximated T€ 3,972 compared to T€ 3,481 for the six months ended September 30, 2005. Content costs will increase as we add additional channels to our digital offering and as our digital subscription base grows.

The costs of digital boxes sold relates to those digital boxes sold at full retail cost and not at reduced prices related to special promotions. Cost of boxes sold amounted to T€ 241 in the six months ended September 30, 2006 compared to T€ 2,044 in the six months ended September 30, 2005. The decline relates to the fact that in May 2005 the Company began to subsidize boxes in relation to a sales promotion designated to increase subscriber ARPU and number of contracts. The campaign has been very successful resulting in fewer customers acquiring the digital boxes at a retail price. The costs of the subsidized boxes used to support sales activities are carried in deferred expenses and expensed over two years or the life of the contract through selling expenses.

Other costs of materials and services include the portion of digital platform revenues paid to the unaffiliated regional cable television operators and other costs of materials and services. Other costs of materials and services increased by 82.7% to T€ 39,081 for the six months ended September 30, 2006 from T€ 21,389 for the six months ended September 30, 2005. The increase is primarily related to the increased expenses for modem installation in the amount of T€ 3,383, increase in maintenance of the network in the amount of T€ 3,084 and an increase in services received in relation to the operation of HSI and phone products in the amount of T€ 8,698.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, IT support, and other miscellaneous expenses. For the six months ended September 30, 2006 other expenses increased by 39.9% to T€ 40,992 from T€ 29,307 in the six months ended September 30, 2005.

For the six months ended September 30, 2006, copyright expenses were T€ 16,170 compared to T€ 17,001 for the six months ended September 30, 2005. Copyright expenses are governed by two primary contracts. One of these contracts runs through 2006. With respect to the other contract an interim agreement was negotiated which extended the maturity from December 31, 2005 to December 31, 2006. The Company is in the process of renegotiating these contracts with the relevant copyright authorities.

Other expenses include fees paid to the Bayerische Medienanstalt. Beginning in January 2004, the Company was required to pay a fee to the Bayerische Medienanstalt. In the six months ended September 30, 2006, the Company paid T€ 4,410 related to this item compared to T€ 4,595 in the same period in 2005.

The remaining balance of other expenses includes several items which increased substantially to T€ 20,412 for the six months ended September 30, 2006 from T€ 7,711 in the same period in 2005. A project was started to increase the network infrastructure efficiency. As a consequence consulting expenses increased by the amount of T€ 3,217. Also included in other expenses are higher operating costs in connection with the roll-out of the Company’s HSI and Kabel Phone products, higher expenses related to marketing co-operations with public broadcasters and increased expenses for temporary employees.

Depreciation expenses primarily include the depreciation of the network, capitalized transponder leases and the digital platform. For the six months ended September 30, 2006 the depreciation expense increased by 12.1% to T€ 63,208 from T€ 56,395 recorded in the six months ended September 30, 2005. The increase relates to the upgrade of the network for Digital TV and HSI and phone.

Other Operating Income

Other operating income primarily includes insurance claims related to damaged property, marketing subsidies and an administrative fee charged to customers who do not pay their subscription fee by direct debit. Other operating income decreased by 1.1% to T€ 4,737 for the six months ended September 30, 2006 from T€ 4,791 for the same period in 2005.

Selling Expenses

Selling expenses increased by 20.6% to T€ 144,422 for the six months ended September 30, 2006 from T€ 119,799 for the six months ended September 30, 2005. This is primarily related to increased activities regarding the new emphasis on Digital TV, HSI and Kabel Phone.

Personnel expenses include wages, salaries, social security and pension costs related to  sales, marketing and call-center personnel. Personnel expenses increased by 12.8% to T€ 32,574 in the six months ended September 30, 2006 from T€ 28,888 in the six months ended September 30, 2005. Included in personnel expenses for the six months ended September 30, 2006 are additional expenses related to the restructuring of regional technical, marketing and sales departments (“Serviceoffensive”) in the amount of T€ 987 and a non-cash income related to the Management Equity Participation program in the amount of T€ 2,282 compared to non-cash expenses of T€ 486 for the six months ended September 30, 2005. Excluding these items, personnel expenses in the six months ended September 30, 2006 increased by 19.2% to T€ 33,869 from T€ 28,402. The increase is primarily related to increased personnel and personnel expenses of T€ 1,791 in call center related to the increased HSI and Phone customer base and also from a tariff increase in the beginning of 2006.

Costs of materials and services included in selling expenses are services also related to the HSI and Phone upgrade activities. Cost of materials and services increased substantially to T€ 11,084 in the six months ended September 30, 2006 from T€ 7,101 in the same period last year. At April 1, 2006, the Company modified the minimum duration of customer contracts. The minimum duration depends on the different types of products offered by the Company. Due to this modification the Company began to capitalize the related sales commissions of its call center representatives. For the six months ended September 30, 2006, the capitalized amount was approximately T€ 3,172. The amortization period of these amounts is the expected average life of the customer relationship related to our analog products and fixed contract duration for our Digital TV and HSI products. After capitalization of these items, call center costs for the six months ended September 30, 2006, amounted to T€ 1,487 compared to T€ 4,006 for the same period last year. In general the Company increased the use of external call center activities in mid 2005 as it proved to be one of the more successful sales channels for both digital, HSI and phone products. This activity will continue at levels recorded in the six months ended September 30, 2006. In addition, costs of materials and services include the digital boxes distributed to our customers related to the € 1 sales promotion. The cost of the box is deferred and amortized over the life of the contract. The deferred costs amortized into costs of materials and services amounted to T€ 3,494 for the six months ended September 30, 2006 compared to T€ 1,324 for the six months ended September 30, 2005. The remainder of cost of materials and services which includes several items increased substantially to T€ 7,590 from T€ 5,777 in the six months ended September 30, 2005. The increase primarily results from increased expenses for materials and services related to the HSI and phone upgrade activities.

Other expenses within selling expenses primarily include costs for advertising and marketing, sales commissions, bad debt expenses, expenses for postage and other miscellaneous expenses. For the six months ended September 30, 2006 other expenses increased by 33.8% to T€ 53,840 from T€ 40,238 in the six months ended September 30, 2005.

Advertising and marketing expenses include costs and expenses related to advertising and marketing the products and services offered by the Company and increased by 92.9% to T€ 20,222 in the six months ended September 30, 2006 from T€ 10,481 in the same period last year. Approximately T€ 7,310 of the total advertising and marketing expense in the six months ended September 30, 2006 related to our digital access products compared to T€ 8,202 in the same period last year. The reduction in the advertising and marketing expenses related to digital access was redirected into the HSI and telephone product offerings. Advertising and marketing related to HSI and phone for the six months ended September 30, 2006 increased to T€ 8,750 from T€ 1,199 for the six months ended September 30, 2005. The remainder of the marketing and advertising expenses primarily relate to ongoing branding and product promotions. The marketing and advertising expenses incurred in the six months ended September 30, 2006 are reflective of the Company’s on-going marketing and advertising plans.

Sales commissions primarily relate to commissions paid to sales agents who sell analog and digital cable television subscriptions and HSI and telephone subscriptions to direct subscribers. Sales commissions are also paid in relation to the retail channel. Sales commissions decreased by 25.0% to T€ 7,517 in the six months ended September 30, 2006 from T€ 10,018 in the six months ended September 30, 2005. One reason for the decrease is the fact that at April 1, 2006, the Company modified their business conditions with respect to the duration of customer contracts. Due to this modification the Company began to capitalize certain sales commissions. For the six months ended September 30, 2006, the capitalized amount approximated T€ 5,717. The amortization period of these amounts is the expected average life of the customer relationship related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

Bad debt recoveries and expenses are being netted for financial reporting purposes. For the six months ended September 2006, the Company recorded net bad debt expenses of T€ 4,798 compared to net bad debt expense of T€ 4,331 for the six months ended September 30, 2005. It is believed that bad debt provisions approximating 1 to 1.5% of revenue will be required on an ongoing basis.

Expenses for postage decreased by 29.0% to T€ 2,621 for the six months ended September 30, 2006 compared to T€ 3,693 for the six months ended September 30, 2005. The decrease is primarily related to a contract with a new mail service provider for certain mail services.

The remaining balance of other expenses includes several items which increased substantially to T€ 18,682 for the six months ended September 30, 2006 from T€ 11,715 in the same period in 2005. The increase primarily relates to the increased use of temporary employees in the amount of T€ 1,838 primarily for Digital TV and HSI and phone, consulting in the amount of T€ 2,237 primarily related to the optimization of HSI and phone processes, IT support in the amount of T€ 647 and other projects. Also included in other expenses are expenses related to marketing co-operations with public broadcasters and sales support.

Depreciation and Amortization primarily includes the amortization of the customer list and of the sales commissions of the Company’s sales agents and call center representatives. For the six months ended September 30, 2006, the amortization increased by 7.7% to T€ 46,924 from T€ 43,572 in the six months ended September 30, 2005. The amortization period is the expected average life of the contracts related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

General and Administrative Expenses

General and administrative expenses increased by 18.1% to T€ 54,169 for the six months ended September 30, 2006 from T€ 45,848 for the six months ended September 30, 2005.

Personnel expenses include salaries, social security and pension costs related to headquarter personnel and other personnel expenses that cannot be allocated to cost of services rendered or selling expenses. Personnel expenses increased by 13.5% to T€ 18,731 in the six months ended September 30, 2006 from T€ 16,500 in the six months ended September 30, 2005. Included in personnel expenses for the six months ended September 30, 2006 are additional expenses related to the centralization of certain IT departments in the amount of T€ 998 and non-cash expenses related to the Management Equity Participation program in the amount of T€ 772 compared to T€ 1,433 for the six months ended September 30, 2005. Excluding these items, personnel expenses in the six months ended September 30, 2006 increased by 12.6% to T€ 16,961 from T€ 15,067 in the six months ended September 30, 2005.

Other expenses within general and administrative expenses primarily include costs for external consultants, IT support and other miscellaneous expenses. For the six months ended September 30, 2006 other expenses increased by 21.0% to T€ 27,388 from T€ 22,632 for the six months ended September 30, 2005.

External consultants are retained to assist management in analyzing, reviewing and implementing certain projects including efficiency gains, personnel assessments and implementation and enhancement of information systems. External consultant expenses increased to T€ 8,577 for the six months ended September 30, 2006 from T€ 6,331 for the six months ended September 30, 2005. The Company will attempt to reduce its reliance on external consultants as it becomes fully staffed and completes its transition to a sales and market driven organization.

Information Technology support includes expenses for software and hardware maintenance and external consultants. IT support increased by 50.7% to T€ 9,044 for the six months ended September 30, 2006 from T€ 6,001 for the six months ended September 30, 2005. The increase primarily relates to increased use of external consultants and the increased need for 3rd Level support concerning our major applications Customer Care and Billing system, SAP and the Web-Portals.

Expenses for public relations and marketing are primarily comprised of expenses for corporate branding and corporate communication, events, fairs and other activities. For the six months ended September 30, 2006, expenses for public relations and marketing activities were T€ 77 compared to T€ 741 for the six months ended September 30, 2005.

The remaining balance of other expenses includes several items and increased by 1.4% to T€ 9,690 for the six months ended September 30, 2006 from T€ 9,559 for the same period in 2005.

Depreciation and Amortization primarily includes the depreciation and amortization on IT and standard software licenses. For the six months ended September 30, 2006 the depreciation increased by 19.9% to T€ 8,050 from T€ 6,716 in the six months ended September 30, 2005 primarily due to the amortization related to the Company’s new customer care and billing system. Given the Company’s current IT needs, the investment and therefore depreciation and amortization will remain at 2006 level.

Profit from Ordinary Activities

Profit from ordinary activities is comprised of revenues and other operating income, cost of services rendered, selling expenses and general and administrative expenses. Profit from ordinary activities for the six months ended September 30, 2006 was T€ 65,797 compared to T€ 106,825 for the six months ended September 30, 2006. The decrease is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from loans made to affiliated companies and from bank deposits. For the six months ended September 30, 2006, interest income increased to T€ 1,295 from T€ 1,070 for the six months ended September 30, 2005.

Interest Expense

Interest expense includes interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees and interest on finance leases. Interest expense decreased to T€ 82,444 in the six months ended September 30, 2006 from T€ 87,330 in the six months ended September 30, 2005.

Included in interest expense is interest related to the Company’s Senior Credit Facility amounting to T€ 33,613 for the six months ended September 30, 2006 compared to T€ 34,323 for the same period in 2005 and interest related to the 2014 Senior Notes amounting to T€ 39,232 for the six months ended September 30, 2006 compared to T€ 39,322 for the same period 2005.

The Company capitalizes finance fees and amortizes these costs into interest expense over the life of the related credit facility. In the six months ended September 30, 2006 amortized financing costs amounted to T€ 6,044. In addition interest expense for the six months ended September 30, 2006 include T€ 578 related to an one time novation fee due to a change of one hedge provider and other interest amounted to T€ 2,977.

Outstanding interest bearing indebtedness as of September 30, 2006 decreased to T€ 1,945,553 from T€ 1,981,400 as of September 30, 2005.

Appreciation on Investments and other Securities

Appreciation on Investments and other Securities for the six months ended September 30, 2006 amounted to T€ 265 compared to T€ 118 for the six months ended September 30, 2005.

Income from Associates

Income from Associates increased to T€ 716 for the six months ended September 30, 2006 from T€ 466 for the six months ended September 30, 2005.

Taxes

Taxes for the six months ended September 30, 2006 were T€ 10,091 and are comprised of deferred tax expenses of T€ 9,377 and current income tax expenses of T€ 714. In the six months ended September 30, 2005, we recorded income tax expenses of T€ 11,541.

Net Loss/ Net Profit

Net loss for the six months ended September 30, 2006 was T€ 24,461. The net profit for the six months ended September 30, 2005 was T€ 9,608. The increase in net loss is related to the issues discussed in the above sections.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation, amortization and before MEP related expenses and non-cash restructuring expenses (“EBITDA as adjusted”) decreased by 13.8% to T€ 185,624 for the six months ended September 30, 2006 from T€ 215,420 for the six months ended September 30, 2005. The decrease primarily relates to increased sales activities in connection with Digital TV, HSI and Kabel Phone and to higher costs for one-time consulting, installations and maintenance related to the HSI and Kabel Phone upgrade. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

The following table shows the calculation of EBITDA as adjusted:

	April 1, - September 30, 2006	April 1, - September 30, 2005
	T€	T€
Profit from ordinary activities	65,797	106,825
Depreciation and Amortization	118,182	106,683
MEP related (income)/expenses	-1,507	1,912
Restructuring accrual	3,152	0
EBITDA as adjusted	185,624	215,420

We generated a net loss in the six months ended September 30, 2006. Although we may continue to incur losses in the short to mid term future related to the development and commercial roll out of Digital TV, HSI and Kabel Phone products, we expect the results to improve both in the group and in each segment over time. A substantial portion of our losses consists of depreciation, amortization, MEP related expenses and non-cash restructuring expenses that do not directly impact our cash flow.

Segment Reporting

For the six months ended September 30, 2006 we are reporting in business segments. These segments are Cable access, TV/Radio, HSI, TKS and other, which primarily includes central services and corporate activities.

The following table reflects the allocation of the EBITDA as adjusted to the different segments for the six months ended September 30, 2006:

	Cable Access	TV/Radio	HSI	TKS	Other	Total
	T€	T€	T€	T€	T€	T€
Profit/loss from ordinary activities	134,408	8,469	-21,665	2,178	-57,593	65,797
Depreciation and Amortization	99,862	5,280	3,662	674	8,704	118,182
MEP related expense	0	0	0	0	-1,507	-1,507
Restructuring accrual	2,423	0	0	0	729	3,152
EBITDA as adjusted	236,693	13,749	-18,003	2,852	-49,667	185,624

Net Assets and Liquidity for the Six Months Ended September 30, 2006

Total net assets primarily consist of the customer list and property and equipment amounting to T€ 1,410,075 as of September 30, 2006 compared to T€ 1,422,397 as of March 31, 2006. These assets represent 86.8% (March 31, 2006: 77.9%) of total net assets. Current assets decreased to T€ 200,766 as of September 30, 2006 from T€ 396,516 as of March 31, 2006, primarily due to decreased cash used to repay certain debt in conjunction with refinancing.

The Company’s on-going operating needs have been and will continue to primarily be funded from cash flow from operations. For the six months ended September 30, 2006, cash flow from operations was T€ 61,170 compared to T€ 150,459 in the period ended September 30, 2005.

Cash flow used in investing activities increased to T€ 104,528 in the six months ended September 30, 2006 compared to T€ 44,609 in the prior year reflecting the Company’s increased investment in the network expansion and upgrade and Level 4 acquisitions. The Company used approximately T€ 75,102 to maintain, expand and upgrade the network. Thereof the Company invested T€ 48,102 in the upgrading of the network for HSI and Phone in the six months ended September 30, 2006 compared to T€ 11,060 in the six months ended September 30, 2005. Another T€ 28,884 was invested in IT systems and other intangible assets.

The cash and cash equivalent balances decreased by T€ 187,009 to T€  38,083 as of September 30, 2006 from T€ 225,092 as of March 31, 2006. Cash used for the refinancing amounted to approximately T€ 113,461. Included in this amount are T€ 75,848 related to the repayment of current financial liabilities and other fees related to the refinancing.

The Risk Management-System for KDG

During the course of the current business year, an organization-wide risk management system was introduced at Kabel Deutschland.

The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in the second quarter ended September 30, 2006.

The risk management system is an integral component of all processes within our organization. It can thus be ensured that unplanned developments can be identified early and actively controlled by management.

Previous years have shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to act flexibly with the instruments in place so that no situation can cause substantial damage to the existence or have long-term effect on the assets, the financial situation and the profits.

The decisions made on the identification and the taking of risks are generally made in the operative units. The management staff of KDG are therefore also risk managers. This means that the competences for the responsibility and the control of risks lie with them. The system is supported by the central risk management system unit which carries out risk controlling. The separation of functions is thus ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put into place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous further development of the risk management system and for setting organisation-wide standards. Risks which overlap departments are also monitored here.

The following paragraphs do only contain excerpts from the description on the risk factors of the Company as stated in the From F-4 filed with the Securities and Exchange Commission (“SEC”). For a full description of the risk factors please refer to the document as filed on September 15, 2006.

Risks Associated with our Business

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

•                  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

•                  We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

•                  Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

•                  We rely on DTAG and certain of its affiliates for a significant part of our network.

•                  Failure to control customer churn may adversely affect our business.

•                  We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

•                  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

•                  If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

•                  Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial condition.

•                  The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

•                  The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

•                  The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher cost than expected.

•                  Our subscriber data may not be representative of our actual results and data.

•                  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

•                  Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

•                  Changes in German tax law may mean that we will not be able to deduct fully interest on our debt instruments. In any such event, we may elect to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

•                  The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

•                  We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

Risks Relating to Regulatory and Legislative Matters

•                  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

•                  We expect to be deemed to possess significant market power in the regional markets in which we operate, which may subject us to more extensive regulation.

•                  We do not have complete control over the prices that we charge to broadcasters and subscribers, and this may adversely affect our future cash flows and profitability.

•                  We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

Risks Relating to our Indebtedness and our Structure

For the quarter ended September 30, 2006, the Company incurred a net loss of T€ 8,673. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. The Company foresees no issues with meeting all of its financial obligations on a timely basis or with over indebtedness.

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

We are highly leveraged and have significant debt service obligations. As of September 30, 2006 we had T€ 1,945,553 of indebtedness (before netting with transaction cost and exchange rate effects; excluding a further T€ 200,000 of borrowing capacity available under our revolving credit facility of which T€ 40,000 were drawn by KDG at the balance sheet date), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facilitiy Term A, T€ 40,000 was term indebtedness under the Senior Credit Facility Term B and T€ 755,553 was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Under U.S. GAAP, certain of the obligations under the SLAs could be treated as capital lease obligations, which would adversely affect our leverage; however, these SLAs are generally not treated as indebtedness under the indenture governing the Senior Notes (including for purposes of the consolidated leverage ratio). Our high leverage could have important consequences, including, but not limited to:

•                  increasing our vulnerability to a downturn in our business or economic and industry conditions;

•                  limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•                  requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•                  limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the indenture governing the Senior Notes restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this annual report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this management report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•                  reduce or delay our business activities and capital expenditures;

•                  sell assets;

•                  obtain additional debt or equity capital; or

•                  restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•                  incur or guarantee additional indebtedness;

•                  pay dividends or make other distributions or repurchase or redeem our stock;

•                  make investments or other restricted payments;

•                  dispose of assets;

•                  create liens;

•                  enter into certain transactions with affiliates;

•                  enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•                  consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross- acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

We undertook an Asset Step-Up in fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either disclosed in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009.

These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 one of the Company’s subsidiaries also purchased interest rate caps of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized through 2009. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100% of the US-Dollar denominated principal (USD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Estimation of the Overall Risk Situation

In summary we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we have currently no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

The Company has implemented a risk management system. The structures and processes implemented are designed to identify risk early and to take appropriate actions.

Subsequent Events

Restructuring

The Company is in process of negotiating a new restructuring with the works council.

Management Board

On November 6, 2006, the supervisory board appointed Mr. Herbert R. Hribar as new Chief Operating Officer.

Unterföhring, November 29, 2006

Kabel Deutschland GmbH

Christof Wahl	Dr. Manuel Cubero del Castillo-Olivares
Speaker of the Management	Chief Human Resources Officer
Managing Director Products,

Herbert R. Hribar	Paul Thomason
Chief Operating Officer	Chief Financial Officer

Rainer Wittenberg
Chief Commercial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	November 29, 2006	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	November 29, 2006	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director